As filed with the Securities and Exchange Commission on October 28, 2025

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEFI DEVELOPMENT CORP.
(Exact name of registrant as specified in its charter)

Delaware	7389	83-2676794
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Joseph Onorati
Chief Executive Officer and Chairman
DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
(561) 559-4111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Allison C. Handy, Esq.
Christopher Wassman, Esq.
Perkins Coie LLP
1301 Second Avenue Suite 4200
Seattle, WA 98101
Telephone: (206) 359-8000

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This registration statement shall hereafter become effective in accordance with the provisions of section 8(a) of the Securities Act of 1933.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion	Dated October 28, 2025

Preliminary Prospectus

DeFi Development Corp.

Up to 3,898,856 Shares of Common Stock

This prospectus relates to the issuance and sale of up to 3,898,856 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), by DeFi Development Corp., a Delaware corporation (“Company,” “we,” “our,” or “us”), upon the exercise of warrants issued by the Company on October 27, 2025, as a distribution to all holders of the shares of Common Stock, as well as the holders of the Company’s 5.50% Convertible Senior Notes due 2030 (“144A Notes”), the Company’s 2.5% convertible Notes due 2030 (“PIPE Notes”) and Company’s pre-funded warrants issued on August 28, 2025, in each case as of the Record Date (as defined below) (each, a “Warrant” and, collectively, the “Warrants”).

Our Common Stock is listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “DFDV.” On October 28, 2025, the last reported sale price of our Common Stock was $13.44 per share.

The Company declared a distribution (the “Warrant Distribution”) of transferable Warrants at no charge to all of the record holders of Common Stock as of the close of business on October 23, 2025 (the “Record Date”). The Company is distributing one (1) Warrant for every ten (10) issued and outstanding shares of Common Stock, rounded down to the nearest whole number.

Holders of our 5.50% Convertible Senior Notes due 2030 (“144A Notes”) as of the record date (“144A Noteholders”), will also receive Warrants without having to convert such 144A Noteholder’s 144A Notes as if such 144A Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the 144A Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of 144A Notes held by such 144A Noteholder on such date, rounded down to the nearest whole number.

Holders of the Company’s 2.5% Convertible Notes due 2030 (“PIPE Notes”) as of the Record Date (“PIPE Noteholders”) will also receive Warrants without having to convert such PIPE Noteholder’s PIPE Notes as if such PIPE Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the PIPE Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of PIPE Notes held by such PIPE Noteholder on such date, rounded down to the nearest whole number.

Holders of the Company’s pre-funded warrants issued on August 28, 2025, as of the Record Date, will also receive one Warrant for each ten shares of Common Stock underlying their pre-funded warrants, rounded down to the nearest whole number.

Unless the expiration date of the Warrants is accelerated pursuant to the terms of the Warrant Agreement (defined below) as a result of the Early Expiration Price Condition (defined below), the Warrants may be exercised only during the period commencing on the date of the effectiveness of the registration statement of which this prospectus is a part until January 21, 2028, subject to the conditions set forth in the Warrant Agreement (as defined below). Each Warrant entitles the holder thereof to purchase from us one (1) share of Common Stock at an initial Exercise Price of $22.50 per Warrant, in each case, subject to certain adjustments. The Warrants may be exercised for cash only.

Based on the number of shares of Common Stock issued and outstanding as of the Record Date, if all Warrants issued in the Warrant Distribution were exercised, we would have 34,022,805 shares of Common Stock issued and outstanding following the completion of the exercise period for the Warrants.

The Warrants have been issued by the Company pursuant to a warrant agreement, dated October 27, 2025, between the Company and Colonial Stock Transfer Company, Inc.., as Warrant Agent (the “Warrant Agreement”). The Warrants will be transferable when issued and are expected to trade on Nasdaq under the ticker DFDVW. However, there can be no assurance that an orderly, liquid trading market for the Warrants will develop. Any trading value of the Warrants will be determined by the market.

The Company will receive proceeds from the exercise of the Warrants for cash. See “Use of Proceeds” in this prospectus.

Investing in the securities offered by this prospectus involves substantial risks. You should carefully consider the risks described under the “Risk Factors” section of this prospectus beginning on page 12 and similar sections in our filings with the Securities and Exchange Commission (“SEC”) incorporated by reference herein before buying any of the shares of Common Stock offered hereby.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is    , 2025.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus or in any applicable prospectus supplement prepared by us or on our behalf. We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any prospectus supplement is accurate only as of the date on the front of those documents only, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described in the section entitled under “Where You Can Find More Information.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, contained or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “predict,” “project,” “target,” “potential,” “would,” “could,” “should,” “continue” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. You should also carefully review the risk factors and cautionary statements described in the other documents we file from time to time with the SEC, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this prospectus are made as of the date hereof, and we do not assume any obligation to update any forward-looking statements except as required by applicable law.

This prospectus includes certain statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties as well as our own estimates of potential market opportunities. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Our estimates of the potential market opportunities for our product candidates include several key assumptions based on our industry knowledge, industry publications, third-party research and other surveys, which may be based on a small sample size and may fail to accurately reflect market opportunities. While we believe that our internal assumptions are reasonable, no independent source has verified such assumptions.

TRADEMARKS

Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the® or ™ symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and tradenames. All other trademarks, service marks and trade names included into this prospectus, or the accompanying prospectus are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements or sponsorship of us by, these other companies.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements and Industry Data,” and our financial statements and the related notes incorporated by reference in this prospectus, before deciding to invest in our securities. Unless the context requires otherwise, the words “we,” “us,” “our,” “Company” and “DFDV” refer collectively to DeFi Development Corp., a Delaware corporation.

Our Company

Business Overview

DeFi Development Corp. (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

Digital Asset Treasury Strategy

In April 2025, our Board of Directors adopted a new treasury policy, which updated our treasury management to include digital assets, starting with Solana’s native token, SOL. We believe acquiring and holding SOL long-term provides diversification of our treasury holdings and additional growth opportunities through operating validators and staking rewards. We believe that investing in the Solana network through its native token provides an opportunity for us to create value for our shareholders due to the continuous disruptive innovation the network offers to various industries. Currently, Solana is a category leader in decentralized finance, gaming and metaverse, decentralized physical infrastructure networks, asset tokenization, payment processing, and global value transfer.

Our digital asset treasury strategy is primarily funded through various financing transactions including, among others, issuing common stock, and to a lesser extent, cash on hand from our operations. Management continuously evaluates current market conditions of the overall cryptoeconomy, capital market conditions, and macroeconomic conditions to determine whether to enter into additional financing transactions. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term. We currently do not have a specific target for the amount or type of digital asset holdings we intend to acquire and hold, nor do we have specific plans to acquire a significant amount of any cryptocurrency other than SOL.

As of June 30, 2025, our digital asset holdings totaled $97.1 million, of which $89.2 million was SOL, with the remaining digital assets being comprised of SOL liquid staking tokens. We acquire locked SOL, which is discounted below the current spot rate, and cannot be withdrawn from the custodial accounts in which it is held for a predetermined period. Locked SOL may be staked to earn rewards while subject to vesting restrictions.

This treasury initiative enhances the Company’s capital allocation strategy and does not affect its core commercial real estate platform, which remains fully operational. The AI-powered marketplace, software offerings, and subscription services supporting the multifamily and commercial property ecosystem continue to be a central part of the Company’s business.

Solana Network

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. No single entity owns or operates the network, which is maintained by the decentralized user base. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana Network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of History (“PoH”) with Proof of Stake (“PoS”) to reduce validator transaction consensus. PoH is a digital timestamp mechanism that enables the network to track the time and order of transactions. PoH provides faster transaction processing speeds and larger transaction capacity than other blockchain networks like Bitcoin and Ethereum. PoS is used to incentivize SOL holders to validate transactions through staking.

Solana Proof-of-Stake

The Solana network utilizes a PoS consensus mechanism, which enables SOL token holders to earn rewards by participating in securing the network through a validation process commonly known as staking. Staking is performed by network node operators, known as validators, to ensure that transactions are verified and properly recorded on the blockchain network. In order to become a validator, each node operator must meet certain hardware and technical requirements, install Solana network software protocols, and delegate SOL onto the validator. Validators are rewarded with newly minted SOL for staking on the Solana network. The amount of rewards received varies and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. Generally, the greater the amount of SOL delegated, the higher the probability of being selected to validate transactions and earn rewards. To increase the probability of being selected, validators will offer staking services to institutions and individuals through crypto exchange platforms, such as Coinbase, and partnerships for a commission.

The Solana network was created with economic incentives in place to discourage malicious behavior. While programmatic slashing, as implemented in other networks such as Ethereum, is not currently active on Solana, it may be introduced in the future. Currently, slashing on the Solana Network is determined through social consensus in response to network halts caused by validator misconduct or “safety violations.”

Staking is widely used as an alternative to proof-of-work (PoW) mining and is generally viewed as more energy-efficient and accessible, as it does not require specialized hardware or high electricity consumption. Instead, staking leverages ownership of digital assets to help secure the network and validate transactions.

Solana Supply

The Solana protocol does not have a maximum limit on the number of SOL tokens that can be created. However, half of all SOL paid as a transaction fee is permanently burned, meaning the network can reach a deflationary state upon adequate network usage. The Solana protocol creates new SOL tokens when rewards are distributed to validators and is based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%.

Solana Price

The price of SOL has historically been highly volatile and will likely continue to be volatile. SOL’s price may fluctuate significantly in a short period of time. The price of SOL is impacted by, but not limited to, the usage levels on the Solana Network, market speculation of SOL and the cryptoeconomy, and investment and trading activities of large investors that invest directly or indirectly in SOL. The price of SOL is also affected by interruptions in service from, closures of or failures of major digital asset exchange platforms, such as FTX. The price of SOL may be adversely impacted by changes to the regulatory environment. We do not currently hedge our exposure to SOL price fluctuations, but may do so in the future.

Digital Asset Treasury Strategy Revenue

We derive revenue from our digital asset treasury strategy through delegation of our digital asset holdings to third-party validators. In exchange for staking our digital assets, we receive rewards in the form of SOL, net of any applicable commission fees. Durning the first six months of 2025 our staking rewards generated yields of 7%-8%. The amount of revenue received varies each epoch and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. The commissions that we pay for third-party staking services varies per validator, as each establishes its own rate. For the six months ended June 30, 2025 we incurred $15.0 thousand in commission fees related to third-party validators. As of September 23, 2025, we had approximately 1.5 million SOL tokens staked to third-party validators.

Additionally, we earn validator revenue from participating in the Solana network through creating and validating transactions using our owned validators. We receive this revenue in the form of Solana, and the amount earned is based on several factors, including an annual inflationary rate of 4.3%, validator performance, and the amount of SOL that is staked on our validators as compared to the Solana network, which includes our own holdings. As of September 23, 2025, we had approximately 1.0 million SOL tokens staked to our validators of which 0.5 million tokens represented our own holdings, with the remaining representing third parties. Operating costs related to our owned validators primarily include those for servers and voting costs, which are de minimis, and do not materially impact the profitability of our validator operations.

Safeguarding our Digital Assets

All digital assets are custodied at institutional-grade custodians with strict security protocols and proven regulatory compliance. From time to time, under our discretion, these custodians will execute buy, sell, and convert trade transactions on our behalf.

Our Corporate Information

We were originally formed as Janover Ventures LLC, a Florida limited liability company, on November 28, 2018, and converted to Janover Inc., a Delaware corporation, on March 9, 2021. We are headquartered at 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487. The Company’s website is https://defidevcorp.com. Information contained on our website is not incorporated into this prospectus and you should not consider information contained on our website to be part of this prospectus

Effective April 17, 2025, the Company changed its name from “Janover Inc.” to “DeFi Development Corp.” (the “Name Change”) and the ticker symbol for the Company’s Common Stock changed to “DFDV” on the Nasdaq Capital Market.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith, we file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with or otherwise furnish it to the SEC. Any statement contained herein or in any document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

Recent Developments

ELOC Agreement

The Company entered into that certain share purchase agreement, dated as of June 11, 2025, with RK Capital and its affiliates, establishing an equity line of credit (“ELOC”), pursuant to which RK Capital and its affiliates have agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of September 30, 2025, the Company issued 2.9 million shares of Common Stock for approximately $58.2 million under our ELOC agreement and issued 192.2 thousand shares representing three months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, we completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to us from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by us.

We used approximately $75.6 million of the net proceeds from the offering to repurchase shares of our Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

Master Loan Agreement

On July 25, 2025, we entered into a master loan agreement with BitGo Hong King Limited. The Agreement creates a framework under which the Company may borrow digital assets or cash from Lender from time to time. Each loan is documented in a separate loan request agreed to by the parties setting forth the specific terms, including principal amount, fees, collateral requirements, and the date on which the loan is to commence and mature.

On July 25, 2025, the parties agreed to a loan request for 75,000 Solana at a loan fee amount of 12.5% per annum and a maturity date of November 25, 2025. The loan is collateralized by our treasury assets (including Solana) at a 250% collateral level and a margin call level of 200%.

The loan fee, effectively the interest rate on the borrowed amounts, is to be determined for each loan and is calculated on a daily basis at the annualized rate specified in each confirmation.

August 2025 PIPE

On August 24, 2025, DeFi Development Corp. (the “Company”) entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors (each an “Investor” and collectively the “Investors”) pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription agreements, has agreed to sell in a private placement (the “August Offering”) to the Investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025 and became effective on September 26, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

As of October 23, 2025, the Company issued 3.4 million shares of Common Stock upon the exercise of Pre-Funded Warrants related to the August 2025 PIPE.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the U.S. federal securities laws. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules. We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before the last day of the fiscal year following the fifth anniversary of the date of the first sale of our Common Stock pursuant to an effective registration statement under the Securities Act. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

●	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

●	not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act to comply with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies. We will remain a smaller reporting company until the end of the fiscal year in which (1) we have a public common equity float of more than $250 million, or (2) we have annual revenues for the most recently completed fiscal year of more than $100 million and a public common equity float or public float of more than $700 million. We also would not be eligible for status as a smaller reporting company if we become an investment company, an asset-backed issuer or a majority-owned subsidiary of a parent company that is not a smaller reporting company.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests.

The Offering

Issuer	DeFi Development Corp.

The Warrant Distribution

Our Board of Directors declared a distribution of transferable Warrants at no charge to all of our stockholders. We are distributing on October 27, 2025 (the “Distribution Date”), one (1) Warrant for every ten (10) shares of our Common Stock (equaling approximately 0.10 of a Warrant per share of Common Stock), rounded down to the nearest whole number. Each Warrant will entitle the holder thereof (the “Holder”) to purchase, at the Holder’s sole and exclusive election, at the Exercise Price (defined below), one (1) share of Common Stock as set forth in “Warrant Shares” below and subject to certain adjustments described in the “Anti-Dilution Adjustments” below.

Other eligible recipients include:

-     Holders of our 5.50% Convertible Senior Notes due 2030 (“144A Notes”) as of the record date (“144A Noteholders”), will also receive Warrants without having to convert such 144A Noteholder’s 144A Notes as if such 144A Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the 144A Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of 144A Notes held by such 144A Noteholder on such date, rounded down to the nearest whole number.

-     Holders of the Company’s 2.5% Convertible Notes due 2030 (“PIPE Notes”) as of the Record Date (“PIPE Noteholders”) will also receive Warrants without having to convert such PIPE Noteholder’s PIPE Notes as if such PIPE Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the PIPE Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of PIPE Notes held by such PIPE Noteholder on such date, rounded down to the nearest whole number.

-     Holders of the Pre-Funded Warrants, as of the Record Date, will also receive one Warrant for each ten shares of Common Stock underlying their Pre-Funded Warrants, rounded down to the nearest whole number.

We expect to issue a total of 3,898,856 Warrants (which represent the right to purchase up to 3,898,856 shares of Common Stock, assuming that no Warrants or shares of Common Stock are rounded down). Our officers, directors, employees, affiliates and advisors and their respective affiliates who are also stockholders or other eligible recipients will receive Warrants similar to all other stockholders and other eligible recipients.

Holders may exercise all or a portion of their Warrants or choose not to exercise any Warrants at all, or may otherwise sell or transfer their Warrants, in each case, in their sole and absolute discretion, subject to applicable law.

No Fractional Warrants	The Warrant Agent (defined below) will not be required to effect any transaction that would result in the issuance of a fraction of a Warrant. If any fractional Warrant would otherwise be required to be issued or distributed, we will round down the total number of Warrants to be issued to the relevant Holder to the nearest whole number. As a result, stockholders who own fewer than ten (10) shares (or combined multiples thereof) will not be entitled to any Warrants as a result of holding such shares. For example, stockholders who own 320 or 327 shares of Common Stock would receive 32 warrants.

Record Date	5:00 p.m., New York City time, October 23, 2025

Shares of Common Stock Outstanding as of the Record Date:	As of the Record Date, 30,123,949 shares of our Common Stock were issued and outstanding.

Shares of Common Stock Outstanding Assuming Complete Exercise of the Warrants:(1)

We will not issue any shares of Common Stock directly in the Warrant Distribution. Based on the number of shares of Common Stock outstanding as of the Record Date, if all 3,898,856 Warrants issued in the Warrant Distribution were exercised, we would have 34,022,805 shares of Common Stock outstanding (in each case, assuming no Warrants or shares of Common Stock are rounded down).

Warrant Shares	Each Warrant will be exercisable for one (1) share of our Common Stock, subject to certain adjustments described in “Warrant Exercise Rate Adjustments” below. Such number of shares of Common Stock, as it may be adjusted, is referred to as the “Warrant Exercise Rate.”

No Fractional Shares	The Company will not issue fractional shares of Common Stock, or pay cash in lieu thereof, upon the exercise of the Warrants. If a stockholder would be entitled to receive a fractional number of shares of Common Stock upon exercise of the Warrants, we will round down the total number of shares of Common Stock to be issued to such stockholder to the nearest whole number. The Company’s calculation shall be determinative.

Exercise Price:	$22.50 per Warrant (the “Exercise Price”). The Exercise Price must be paid in cash..

Issuance of Common Stock Upon Exercise of Warrants:	If you are a holder of record of our Common Stock and you exercise your Warrants to purchase Common Stock, our transfer agent will issue a direct registration account statement representing those shares to you as soon as practicable after the exercise of the Warrants. If your shares are held through a broker, dealer, custodian bank or other nominee and you exercise your Warrants, your account at your nominee will be credited with those shares as soon as practicable following the exercise of your Warrants.

Optional Redemption

Subject to applicable laws and regulations, the Warrants may be exercised only during the period commencing on the date of the effectiveness of the registration statement of which this prospectus is a part until 5:00 p.m. New York City time on the Expiration Date (defined below).

Any otherwise valid exercise of Warrant submitted after the applicable deadline for exercise may, in the sole and absolute discretion of the Company, be accepted and honored. The Company’s decision with respect to any such exercise shall be determinative..

Expiration Date:	Unless the Early Expiration Price Condition (defined below) is met, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on January 21, 2028 (the “Expiration Date”). As summarized in “Early Expiration Price Condition and Date” below, the Expiration Date is subject to automatic acceleration upon satisfaction of the Early Expiration Price Condition.

Early Expiration Price Condition and Date:

Upon the occurrence of the first 30 consecutive Trading Day (as defined in the Warrant Agreement) period (the “Reference Period”) that includes 20 Qualifying Trading Days (whether or not consecutive) the first of which 20 Qualifying Trading Days must fall on or after the first Trading Day immediately following the Issue Date (the “Early Expiration Price Condition”, and the last of such 20 Qualifying Trading Days to occur, the “Early Expiration Price Condition Date”), the Expiration Date will automatically accelerate to the date (the “Early Expiration Date”) that is the business day immediately following the Early Expiration Price Condition Date. Notwithstanding the foregoing, the Company may set an Alternate Expiration Date (defined below) in accordance with the provisions described below and as further described in the Warrant Agreement.

“Qualifying Trading Day” means any Trading Day on which the daily VWAP (as defined in the Warrant Agreement) of a share of Common Stock is at least equal to the Early Expiration Trigger Price in effect on the last day of the Reference Period.

The “Early Expiration Trigger Price” is initially equal to $27.00, subject to certain adjustments described in “Warrant Exercise Rate Adjustments” below.

In the event of an early expiration of the Warrants, Warrants will be exercisable until 5:00 p.m. New York City time on the Early Expiration Date, unless an Alternate Expiration Date is set as provided below.

If the Early Expiration Price Condition occurs, the Company will make a public announcement to that effect by issuance of a press release (the “Early Expiration Price Condition Notice”) as promptly as practicable after market close on the Early Expiration Price Condition Date setting forth the Early Expiration Date or an Alternate Expiration Date as set forth below.

Alternate Expiration Date

The Company may, in its sole discretion, elect to set the Early Expiration Date on a date falling after the business day immediately following the Early Expiration Price Condition Date (such date, an “Alternate Expiration Date”). Any such Alternate Expiration Date shall be specified in the Early Expiration Price Condition Notice. In order to exercise the right to set an Alternate Expiration Date, the Company shall, no later than the fifth Qualifying Trading Day (whether or not consecutive) occurring in any 20 consecutive Trading Day period, make a public announcement by issuance of a press release that the Company is reserving the right to set an Alternate Expiration Date in the event the Early Expiration Price Condition does occur.

If the Company sets an Alternate Expiration Date, the expiration of the Warrants on such Alternate Expiration Date shall be conditioned on the daily VWAP of a share of Common Stock being at least equal to the quotient of the Exercise Price divided by the Warrant Exercise Rate for each of the two Trading Days immediately preceding such Alternate Expiration Date (the “Additional Price Condition”). As promptly as practicable after market close on the Trading Day immediately preceding the Alternate Expiration Date, the Company will make a public announcement by issuance of a press release as to whether the Additional Price Condition is met. The Company may, in its sole discretion, in any such press release, postpone (on one or more occasions) such Alternate Expiration Date to a new Alternate Expiration Date.

If the Additional Price Condition is not met as to an Alternate Expiration Date specified by the Company, unless the Company sets a new Alternate Expiration Date as set forth in the preceding paragraph (an “Alternate Expiration Date Annulment”), the Expiration Date will remain January 21, 2028 unless another Early Expiration Price Condition Date subsequently occurs. The definition of Early Expiration Price Condition, Early Expiration Price Condition Date and Reference Period are subject to appropriate adjustment as set forth in the Warrant Agreement in the event of an Alternate Expiration Date Annulment..

Form, Transfer and Exchange:	Indirect “street name” holders of Warrants should contact their broker, bank or other intermediary for information on how to transfer or exercise Warrants. The deadlines of such intermediaries or of the DTC may be earlier than the stated deadlines set forth in the Warrant Agreement and described in this prospectus. Record holders of Warrants should contact the Warrant Agent for information on how to transfer or exercise Warrants. The deadlines established by the Warrant Agent may also be earlier than the stated deadlines set forth in the Warrant Agreement and described in this prospectus.

Warrant Exercise Rate Adjustments:	The Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations; (ii) other distributions and spinoffs; and (iii) shareholder rights plans, and may be amended by the Company. The Early Expiration Trigger Price is subject to proportional adjustment when the Warrant Exercise Rate is adjusted or amended or the Exercise Price is amended.

Use of Proceeds:	Assuming that all Warrants distributed are fully exercised for cash, we would receive proceeds of approximately $87.7 million in the aggregate, before deducting estimated offering expenses. We intend to use the proceeds of any Warrant exercises for general corporate purposes, including the acquisition of SOL and for working capital.

Absence of a Public Market:	The Warrants are new securities and there is no established trading market for the Warrants. Accordingly, there can be no assurances as to the development or liquidity of any market for the Warrants. The Warrants will be listed for trading on Nasdaq under the ticker DFDVW. There can be no assurance that any such market will be available for trading of the Warrants.

Listing of Shares of Common Stock:	Shares of our Common Stock trade on Nasdaq under the symbol DFDV.

Maintenance of Registration Statement:	We will use our commercially reasonable efforts to keep a registration statement effective, subject to certain exceptions, covering the issuance of the Common Stock issuable upon the exercise of the Warrants. If the registration statement ceases to be effective for any reason at the time of exercise of any Warrants, the right to exercise Warrants shall be automatically suspended until such registration statement becomes effective (any such period, an “Exercise Suspension Period”). The Company shall provide notice by press release, with a copy to the Warrant Agent, of any Exercise Suspension Period. No Early Expiration Price Condition Date, and no calculation of the VWAP for purposes of determining the Early Expiration Price Condition Date, shall occur during any Exercise Suspension Period. If the Expiration Date would otherwise fall in an Exercise Suspension Period, notwithstanding anything to the contrary in the Warrant Agreement, the Expiration Date shall be extended by the number of days included in such Exercise Suspension Period.

Rights as a Stockholder:	Holders of Warrants do not have any rights as a stockholder with respect to the shares of Common Stock issuable upon exercise of the Warrants prior to the time such Warrants are validly exercised, and the Exercise Price is paid.

Settlement:	Shares of Common Stock issuable upon exercise of Warrants are expected to be delivered to the applicable Holder as soon as commercially practicable after the applicable Exercise Date (as defined in the Warrant Agreement). Holders may not receive the shares within the typical one or two business day settlement after exercise of their Warrants. The Company reserves the right to change the settlement mechanics, and timing of settlement, as needed.

Governing Law:	The Warrants and the Warrant Agreement under which they are issued are governed by the laws of the State of New York.

Warrant Agent:	Colonial Stock Transfer, Inc.

Risk Factors:	You should carefully read the section entitled “Risk Factors” on page 12 of this prospectus.

U.S. Federal Income Tax Consequences:	You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” on page 37 of this prospectus, and consult your tax advisors on tax treatment of the Warrants.

(1)	The number of shares of our common stock that will be outstanding immediately after this offering as shown above is based on 30,123,949 shares outstanding as of October 23, 2025. The number of shares outstanding as of October 23, 2025 as used throughout this prospectus, unless otherwise indicated, excludes:

●	1,482,067 shares of common stock issuable upon exercise of stock options outstanding as of Record Date at a weighted average exercise price of $5.24 per share;

●	249,375 shares of common stock issuable upon the vesting of restricted stock units outstanding as of the Record Date;

●	943,305 additional shares of common stock available as of the Record Date for future issuance under our 2023 Equity Incentive Plan;

●	1,177,558 shares of common stock issuable upon the conversion of the PIPE Notes investors under a purchase agreement entered into on April 4, 2025;

●	4,404,750 shares of common stock issuable upon the exercise of the warrants issued to PIPE investors under a purchase agreement entered into on April 4, 2025;

●	up to 5,300,453 shares of common stock potentially issuable upon the conversion of the 144A Notes (subject to customary anti-dilution adjustment provisions);

●	up to 2,379,372 shares of common stock potentially issuable upon the exercise of the Pre-Funded Warrants; and

●	up to 36,172,806 shares of common stock issuable under the ELOC.

Important Dates

Please take note of the following important dates and times in connection with the Warrants and shares of Common Stock.

Relevant Date	Calendar Date or Method of Determination of Date
Record Date for holders of Common Stock to Receive Warrant Distribution:	October 23, 2025

Issuance Date of Warrant Distribution:	October 27, 2025

Expiration Date:	January 21, 2028, unless the Early Expiration Price Condition is met.

If the Early Expiration Price Condition is met, then the Expiration Date will be the Business Day immediately following the Early Expiration Price Condition Date, unless the Company sets an Alternate Expiration Date.

Early Expiration Price Condition Date:	The last day of the first 30 consecutive Trading Day period that includes 20 Qualifying Trading Days (whether or not consecutive) the first of which 20 Qualifying Trading Days must fall on or after the first Trading Day immediately following the Issue Date.

Deadline for Exercise if the Warrants Expire:	5:00 p.m. New York City time on the Expiration Date, as adjusted pursuant to the Early Expiration Price Condition.

Dates Warrants can be Exercised:	During the period commencing on the date of the effectiveness of the registration statement of which this prospectus is a part until 5:00 p.m. New York City time on the Expiration Date, as adjusted pursuant to the Early Expiration Price Condition.

Date of Payment of Exercise Price for Valid Exercise of Warrants:	The Exercise Price for the Warrants must be paid prior to 5:00 p.m. New York City time on the applicable Exercise Date.

Settlement Date for exercises of Warrants:	As soon as commercially practicable following the applicable Exercise Date.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described under “Risk Factors” in our most recent annual report on Form 10-K as supplemented or updated in our most recent quarterly report on Form 10-Q, any current report on Form 8-K, as well as any accompanying prospectus supplement, together with all of the other information included or incorporated by reference in this prospectus and in any accompanying prospectus supplement, including our financial statements and related notes, before deciding whether to purchase our securities.

Our business, financial condition and results of operations could be materially and adversely affected by any or all of these risks or by additional risks and uncertainties not presently known to us or that we currently deem immaterial that may adversely affect us in the future. The Company is supplementing the risk factors previously disclosed in its Annual Report on Form 10-K for the year ended December 31, 2024, as amended (the “Form 10-K”) with the following risk factors. These risk factors should be read in conjunction with the risk factors included in the Form 10-K.

Risks Related to Our Business

Our financial results and the market price of our Common Stock may be affected by the prices of digital assets that we hold.

As part of our capital allocation strategy for assets that are not required to provide working capital for our ongoing operations, we have invested and will continue to invest in SOL and other digital assets. The price of digital assets has historically been subject to dramatic price fluctuations and is highly volatile. Moreover, digital assets, such as SOL, are relatively novel and the application of securities laws and other regulations to such assets is unclear in many respects. It is possible that regulators may interpret laws in a manner that adversely affects the liquidity or value of digital assets.

Any decrease in the fair value of digital assets below our carrying value for such assets currently would require us to incur a loss due to the decrease in fair market value, and such charge could be material to our financial results for the applicable reporting period, which may create significant volatility in our reported earnings. Any decrease in reported earnings or increased volatility of such earnings could have a material adverse effect on the market price of our Common Stock. In addition, the application of generally accepted accounting principles in the United States, with respect to digital assets, may change in the future and could have a material adverse effect on our financial results and the market price of our common stock.

In addition, if investors view the value of our common stock as dependent upon or linked to the value or change in the value of our digital asset holdings, the price of digital assets may significantly influence the market price of our common stock.

The price of our Common Stock has been and may continue to be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our Common Stock.

Our stock price has been and is likely to continue to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. With the adoption of our new SOL treasury strategy, we expect to see additional volatility. As a result of this volatility, you may not be able to sell your Common Stock. The market price for our Common Stock may be influenced by many factors, including:

●	our digital asset treasury strategy;

●	the SOL developer community and whether people continue to engage in building;

●	the recruitment or departure of key personnel at SOL;

●	downtime and congestion of the SOL network;

●	changes in staking rewards or validator incentives in the SOL ecosystem;

●	the success of competitive products to SOL, alternative services or technologies in the blockchain and technology community;

●	regulatory or legal developments in the United States and other countries related to digital assets, blockchain and AI;

●	variations in our financial results or those of companies that are perceived to be similar to us that also have a SOL treasury strategy;

●	general economic, industry and market conditions in the cryptocurrency industry and broader macroeconomic trends related to the digital asset industry; and

●	the other factors described in this ‘‘Risk Factors’’ section and in the “Risk Factors” section of our other SEC filings, including our most recent annual report on Form 10-K.

Our management may invest or otherwise use the proceeds of any offering by the Company in ways with which you may not agree or in ways that may not yield a return.

Our management will have broad discretion in the application of the net proceeds from any offering by the Company and could use the proceeds in ways that do not improve our results of operations or enhance the value of our Common Stock. The failure by our management to apply these funds effectively could result in financial losses that could cause the price of our Common Stock to decline and delay the development of additional products and services our pursuit of our new SOL strategy. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. We will not receive any proceeds from sales by the Selling Stockholders.

We may use the net proceeds from any offering by the Company to purchase additional Solana, the price of which has been, and will likely continue to be, highly volatile.

We may use the net proceeds from any offering by the Company to purchase additional Solana. Solana is a highly volatile asset that has traded between approximately $95 and $295 per Solana on Coinbase in the 12 months preceding the date of this prospectus. In addition, Solana does not pay interest, but staking rewards can be earned on Solana. The ability to generate a return on investment from the net proceeds from any offering by the Company will depend on whether there is appreciation in the value of Solana following our purchases of Solana with the net proceeds from any offering by the Company. Future fluctuations in Solana’s trading prices may result in our converting Solana purchased with the net proceeds from this offering into cash with a value substantially below the net proceeds from such an offering. We will not receive any proceeds from sales by the Selling Stockholders.

Our digital asset holdings are less liquid than our existing cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. We are also subject to the credit risk of custodians.

Historically, crypto markets have been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in their entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our digital asset holdings at favorable prices or at all. Further, we hold digital assets with centralized custodians and transact with trade execution partners. These entities do not have the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation. For example, U.S. banks are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000 per depositor in the case of the bank’s insolvency. U.S. broker-dealers are covered by the Securities Investor Protection Corporation (“SIPC”), which ensures recovery of the securities by the depositor. In contrast, cryptocurrency custodians do not offer such protections. If a custodian were to become insolvent, it is possible that we face delays or difficulties obtaining our digital assets. Moreover, there have been a number of instances in which custodians have used customer funds to fund their own operations. If that were the case with our custodian and the custodian were to become insolvent and file for bankruptcy, we may not be able to obtain all of the digital assets that we had deposited with the custodian. Even if we were to obtain our digital assets, it may require a considerable amount of time, which could adversely impact our financial stability.

Apart from the risk of insolvency of the custodian, there is also a risk of custodians freezing withdrawals, typically in connection with a security incident, regulatory compliance or technical issues, and may be unresponsive to customers attempting to retrieve their funds. In such events, it may be difficult to reach a representative to assist with unfreezing assets and we may not be able to sell or use our digital assets.

Additionally, the secondary market for borrowing against digital assets is not well developed. We may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered digital assets or otherwise generate funds using our digital assets, especially during times of market instability or when the price of digital assets has declined significantly. If we are unable to sell our digital assets, enter into additional capital raising transactions using digital assets as collateral, or otherwise generate funds using our digital assets or if we are forced to sell our digital assets at a significant loss in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

We may be subject to regulatory developments related to crypto assets and crypto asset markets, which could adversely affect our business, financial condition, and results of operations.

As SOL and other digital assets are relatively novel and the application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of digital assets. The U.S. federal government, states, regulatory agencies, and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of digital assets or the ability of individuals or institutions such as us to own or transfer digital assets.

There are currently bills introduced into the U.S. Congress that, if they pass, may provide clarity on the market structure of whether digital assets are securities or a commodities. If digital assets are determined to constitute a security for purposes of the federal securities laws, the additional regulatory restrictions imposed by such a determination could adversely affect the market price of digital assets and, in turn, adversely affect the market price of our common stock.

Our SOL treasury strategy could create complications with third party service providers, such as insurance companies, banking entities and auditors, which could have a materially adverse impact on our business.

Our SOL treasury strategy could create complications with third party service providers that may place a high risk on companies engaging in such a treasury strategy. For example, in 2023, the Office of the Comptroller of the Currency, the Federal Reserve and the FDIC issued supervisory statements that digital assets were a “significant risk” to banking organizations. Similarly, third-party service providers began placing a high degree of risk on digital asset companies, including third-party providers such as insurance companies, banking entities, auditors, payment processors, compliance vendors and public relationship firms.

While the current administration has undertaken a coordinated policy shift across key financial regulatory agencies with respect to regulations of digital assets, the implications of such proposed and future policy changes are uncertain at this time. If future regulations and policy changes were to impose similar limitations as those in 2023, our service providers may refuse to enter into commercially acceptable contracts with us and other companies that engage in similar treasury strategies with digital assets. This could have a number of adverse impact on the operation of our business. For example, with respect to insurance companies, the cost of our insurance may also increase or our insurers may refuse to underwrite policies or exclude digital asset liabilities from coverage. In the event that we are unable to obtain directors and officers liability insurance on acceptable terms, our directors and officers may be exposed to personal liability in connection with securities class actions, regulatory investigations and other legal proceedings. This could also deter us from retaining key employees or may prevent us from hiring talent. If we were to lose our banking services, it would severely disrupt our ability to maintain liquidity, process payroll, pay vendors or access fiat currency, which would have a significantly adverse impact on our business, financial condition and results of operations. Certain auditors may also consider custody, fair market valuation, impairment testing and other controls as high-risk. If our auditor determined that it was unable to issue an unqualified opinion or could not engage with us altogether, it may adversely affect our ability to meet our periodic reporting obligations under the Exchange Act and significantly affect our business, financial condition and the ability to raise capital in the public markets.

Regulatory change reclassifying SOL as a security could lead to our falling within the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, and could adversely affect the market price of SOL and the market price of our common stock.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (2) it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in the 1940 Act, and are not registered as an “investment company” under the 1940 Act as of the date of this offering memorandum.

While the SEC has not stated a view as to whether SOL is or is not a “security” for purposes of the federal securities laws, a determination by the SEC or a court of competent jurisdiction that SOL is a security could lead to our meeting the definition of “investment company” under the 1940 Act, if the portion of our assets that consists of investments in SOL exceeds the 40% limit prescribed in the 1940 Act, which would subject us to significant additional regulatory requirements that could have a material adverse effect on our business and operations and may also require us to change the manner in which we conduct our business.

We monitor our assets and income in order to conduct our business activities in a manner such that we do not fall within the definition of “investment company” under the 1940 Act or would qualify under one of the exemptions or exclusions provided by the 1940 Act and corresponding SEC rules. If SOL is determined to be a security for purposes of the federal securities laws, we would take steps to reduce our holdings of SOL as a percentage of our total assets. These steps may include, among others, selling SOL that we might otherwise hold for the long term and deploying our cash in assets that are not considered to be investment securities under the 1940 Act, in which case we may be forced to sell our SOL at unattractive prices. We may also seek to acquire additional assets that are not considered to be investment securities under the 1940 Act, and we may need to incur debt, issue additional equity or enter into other financing arrangements that are not otherwise attractive to our business. Any of these actions could have a material adverse effect on our results of operations and financial condition. Moreover, we can make no assurance that we would successfully be able to take the necessary steps to avoid meeting the definition of “investment company” under the 1940 Act and becoming subject to its requirements. If SOL is determined to constitute a security for purposes of the federal securities laws, and if we are not able to come within an available exemption or exclusion under the 1940 Act, then we would have to register as an investment company and require us to change the manner in which we conduct our business. In addition, such a determination could adversely affect the market price of SOL and in turn adversely affect the market price of our common stock.

If SOL were considered a security, U.S. exchanges that list SOL will either have to register as a national securities exchange or de-list SOL. The delisting of SOL would have a significantly adverse impact on the liquidity of SOL, which would likely have a material adverse impact on our SOL treasury strategy and our business. Further, we may be forced to liquidate our holdings of SOL at unfavorable prices and change our SOL treasury strategy in the event that SOL is classified as a security.

We are not subject to legal and regulatory obligations that apply to investment companies such as mutual funds and funds, or to obligations applicable to investment advisers.

Mutual funds, exchange-traded funds and their directors and management are subject to extensive regulation as “investment companies” and “investment advisers” under U.S. federal and state law; this regulation is intended for the benefit and protection of investors. We are not subject to, and do not otherwise voluntarily comply with, these laws and regulations. This means, among other things, that the execution of or changes to our Treasury Reserve Policy or our SOL strategy, our use of leverage, the manner in which our SOL is custodied, our ability to engage in transactions with affiliated parties and our operating and investment activities generally are not subject to the extensive legal and regulatory requirements and prohibitions that apply to investment companies and investment advisers. For example, although a significant change to our Treasury Reserve Policy would require the approval of our board of directors, no stockholder or regulatory approval would be necessary. Consequently, our board of directors has broad discretion over the investment, leverage and cash management policies it authorizes, whether in respect of our SOL or other activities we may pursue, and has the power to change our current policies, including our strategy of acquiring and holding SOL. As a result, investors in our company may be exposed to greater volatility, concentration risk and governance discretion than they would be if we were subject to the protections afforded to regulated investment vehicles.

If we or our service providers experience a security breach or cyberattack and unauthorized parties obtain access to our digital assets, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

Substantially all of the digital assets we own is held in custody accounts at U.S. institutional digital asset custodians. Security breaches and cyberattacks are of particular concern with respect to our digital assets. Solana and other blockchain cryptocurrencies and the entities that provide services to participants in the Solana ecosystem have been, and may in the future be, subject to security breaches, cyberattacks, or other malicious activities. For example, in October 2021 it was reported that hackers exploited a flaw in the account recovery process and stole from the accounts of at least 6,000 customers of the Coinbase exchange, although the flaw was subsequently fixed and Coinbase reimbursed affected customers. Similarly, in November 2022, hackers exploited weaknesses in the security architecture of the FTX Trading digital asset exchange and reportedly stole over $400 million in digital assets from customers. A successful security breach or cyberattack could result in:

●	a partial or total loss of our digital assets in a manner that may not be covered by insurance or the liability provisions of the custody agreements with the custodians who hold our digital assets;

●	harm to our reputation and brand;

●	improper disclosure of data and violations of applicable data privacy and other laws; or

●	significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, contractual and financial exposure.

Further, any actual or perceived data security breach or cybersecurity attack directed at other companies with digital assets or companies that operate digital asset networks, regardless of whether we are directly impacted, could lead to a general loss of confidence in the broader Solana ecosystem or in the use of the Solana network to conduct financial transactions, which could negatively impact us.

Attacks upon systems across a variety of industries, including industries related to Solana, are increasing in frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our systems or those of our third service providers or partners. We may experience breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities or other irregularities. In particular, we expect that unauthorized parties will attempt to gain access to our systems and facilities, as well as those of our partners and third service providers, through various means, such as hacking, social engineering, phishing and fraud. Threats can come from a variety of sources, including criminal hackers, hacktivists, state intrusions, industrial espionage, and insiders. In addition, certain types of attacks could harm us even if our systems are left undisturbed. For example, certain threats are designed to remain dormant or undetectable, sometimes for extended periods of time, or until launched against a target and we may not be able to implement adequate preventative measures. Further, there has been an increase in such activities due to the increase in work arrangements. The risk of cyberattacks could also be increased by cyberwarfare in connection with the ongoing Russia and Israel conflicts, or other future conflicts, including potential proliferation of malware into systems unrelated to such conflicts. Any future breach of our operations or those of others in the Solana industry, including third services on which we rely, could materially and adversely affect our financial condition and results of operations.

We face other risks related to our digital asset treasury reserve business model.

Our digital asset treasury reserve business model exposes us to various risks, including the following:

●	SOL and other digital assets are subject to significant legal, commercial, regulatory, and technical uncertainty, and our SOL strategy subjects us to enhanced regulatory oversight;

●	regulatory changes could impact our ability to operate validators or receive rewards;

●	regulatory scrutiny of the Company’s activities may increase, potentially limiting our operations;

●	potential litigation risks exist related to smart contract vulnerabilities, validator operations, or our business activities;

●	uncertainty around digital assets, including SOL’s, regulatory status may impact our ability to list on certain exchanges;

●	changes in political administration may not guarantee a favorable regulatory environment for digital assets;

●	future SEC actions or court decisions could retroactively classify digital assets as a security, potentially leading to penalties or forced unwinding of transactions; and

●	increased regulatory focus on Layer-1 blockchains beyond Bitcoin and Ethereum could result in new compliance requirements.

We may engage in leveraged digital asset financing strategies, in which we will leverage our digital asset holdings to acquire additional amounts of the same leveraged digital assets, and may do so on a compounded basis, which will increase our exposure to smart-contract, operational, and counterparty risks.

We may engage in digital asset leverage strategies to acquire additional amounts of SOL. As part of this strategy, we may borrow digital assets by pledging our own SOL holdings as collateral, deploy these borrowed assets to acquire additional amounts of SOL, and subsequently re-pledge the newly acquired SOL to further engage in these leveraged transactions. As each of these transactions will be effectuated on chain, the strategy may expose us to significant smart-contract vulnerabilities and operational risks. The smart contracts that are used for purposes of these transactions may contain undiscovered bugs, logical errors or economic vulnerabilities that could be exploited by malicious actors or that could cause the contracts to perform in unintended ways, resulting in partial or total loss of our collateral and borrowed assets. In addition, the strategy may subject us to counterparty risk through the platforms we utilize to facilitate leveraging strategies including, among others, insolvency of the platform, coding errors, and cyberattacks. Finally, lenders customarily require that collateral ratios be maintained within narrowly defined thresholds and may exercise broad contractual discretion to impose additional margin requirements or to liquidate collateral without notice when those thresholds are breached. We may also incur losses if the interest that accrues on our borrowings significantly exceeds the revenue generated by the borrowed SOL.

SOL faces unique technical, governance and concentration risks that could materially affect its long-term viability.

SOL is a high-throughput Layer 1 blockchain with an architectural feature that differs significantly from other blockchains, such as Ethereum. While these features allow for rapid processing of transactions, they introduce risks that could adversely impact the value of SOL and the stability of the SOL network. Historically, SOL has suffered network outages, slow operations and validator coordination failures. If such challenges were to persist, the confidence of the SOL development community and its users will be adversely affected, which could cause a rapid decline in the value of SOL. In addition, SOL’s consensus mechanism (Proof of History combined with Proof of Stake) is novel and relatively untested at a large scale over time. Structural flaws could emerge that require a fork, which may have an adverse impact on the SOL network and our holdings.

SOL validators are relatively small in number, which may lead to coordinated censorship.

SOL requires high-performing computing hardware and internet connectivity to operate a validator node. These substantial infrastructure demands create a barrier of entry for validators, leading to a high concentration of validators that must be well capitalized. A significant portion of staked SOL tokens may be delegated to a few validators, resulting in a centralized block production environment. This concentration and centralization could lead to the risk of coordinated censorship, which validators or node operators could delay or exclude transactions or blocks from being confirmed and recorded on the blockchain, severely undermining neutrality and causing and erosion of the integrity of the SOL network. In particular, Blue Moose Systems, a SOL validator that we have acquired, is one of the top-performing SOL validators that also controls a significant share of stake on SOL, which presents additional centralization risk.

Our Solana validator reward yield is expected to decline over time and could have a material adverse effect on our financial results.

We currently earn rewards from the Solana network through operating two validator nodes. Solana’s current protocol distributes rewards to validators based on a declining inflation model. This model reduces the total amount of Solana rewards available to distribute to validators by 15% each year until it reaches a long-term rate of 1.5%. A significant reduction in validator reward yield could negatively impact our business and results of operations.

Our SOL treasury strategy is dependent on the SOL Foundation and core development team.

The SOL network is more centralized than other blockchain protocols such as Bitcoin and Ethereum. The SOL Foundation and a relatively small group of core developers play a significant role in the governance, maintenance, and technical direction of the SOL protocol. If one or more key individuals that is responsible for the core development or leadership were to depart, become incapacitated or otherwise decide not to participate, the health of the SOL network will be significantly affected and would result in a material adverse impact on the value of SOL. Further, if the SOL Foundation were to become subject to a reputational event, it could lead to reduced developer engagement and adversely affect the functionality and value of the SOL network.

SOL is subject to technological obsolescence, including competition from emerging blockchain and artificial intelligence protocols.

The digital asset ecosystem is characterized by rapid technological innovation, short development cycles, and intense competition among Layer 1 blockchains and related infrastructure providers. SOL faces intense competition among existing protocols, such as Aptos and Sei, and new entrants that are currently being developed. Competitors may offer superior scalability, security, interoperability, decentralization, programmability and adoption, and may attract developers away from the SOL ecosystem. Advancements in AI and blockchain technology are likely to accelerate the development of such protocols, including the development of additional networks that natively integrate AI into consensus mechanisms and other core features. If SOL is unable to evolve to address such increased competition or if Layer 2 networks believe that SOL’s core technology stack is outdated or less attractive compared with other Layer 1 networks, SOL may be considered technologically obsolete by the next-generation of protocols. The decline in the SOL network would materially impact the market value of SOL and adversely affect the value of our SOL treasury holdings and our stock price.

We may be subject to additional tax liability if regulation or policy changes adversely affect the tax treatment of rewards from staking SOL.

The U.S. federal income tax treatment of rewards from staking digital assets such as SOL remains uncertain and is currently under the subject of debate and regulatory attention. Under current guidance by the Internal Revenue Service (“IRS”), staking rewards are generally treated as ordinary income upon receipt. If regulation or policy changes, or the interpretation or enforcement thereof, results in adverse tax treatment of rewards from staking SOL, we could be subject to increased audits by the IRS and additional tax liabilities.

Risks Relating to the Warrants

Due to the closure of the SEC, we are pursuing an atypical registration procedure that involves the registration statement of which this prospectus forms a part becoming effective pursuant to Section 8(a) of the Securities Act on November 16, 2025.

Due to the closure of the SEC, we are pursuing an atypical registration procedure that involves the registration statement of which this prospectus forms a part becoming effective pursuant to Section 8(a) of the Securities Act on November 16, 2025. As a result, prior to its effectiveness, the SEC will not have completed its review of our registration statement. We have filed this amendment to the registration statement that the SEC has not reviewed, which contains responses to the SEC’s comments from prior to the time of the SEC closure. If the SEC had reviewed this amendment to the registration statement, they may have had additional comments, and we may have been required to make changes to information included in this registration statement. The failure to obtain a completed SEC review may pose additional risks to an investment in our Common Stock. We cannot assure you that the SEC will not require us to change disclosure in future filings we make with the SEC or to the public, or whether any such change will be material or will otherwise expose us to regulatory, litigation or other risks. In addition, the process by which our registration statement will become effective differs from typical initial public offering execution and such differences may pose additional risks to your decision to purchase our Common Stock. The atypical nature of this offering could impact the price of our securities or result in negative publicity about us or our securities, which could reduce the value of your investment.

The price of the Warrants may decline rapidly and significantly following their distribution.

If there is little or no market demand for the Warrants once trading begins, the trading price of the Warrants will likely decline following their distribution. Warrants are being distributed all at once, which could lead to demand and supply imbalances and cause the trading price of the Warrants to decline rapidly and significantly.

An active public market for the Warrants may not develop, which would adversely affect the liquidity and market price of the Warrants.

Prior to this Warrant Distribution, there has been no existing trading market for the Warrants. After we issue the Warrants and they start to trade on Nasdaq, they will be subject to trading dynamics over which we will have no control. An active and orderly trading market for the Warrants may never develop or, if it develops, it may not be sustained. The trading market for the Warrants may lack adequate size, liquidity or price transparency or may have an unusually high bid-ask spread. You may be unable to sell your Warrants at a price that is favorable to you.

The trading price for the Warrants may bear little or no relationship to traditional valuation methods, or to the market price of our Common Stock, and therefore the trading price of the Warrants may fluctuate significantly following their issuance.

The trading price of the Warrants may have little or no relationship to, and may be significantly lower, or at times higher, than the price that would otherwise be established using traditional indicators of value, such as our future prospects and those of our industry in general; future potential revenues, earnings, cash flows, and other financial and operating information, or multiples thereof; market prices of securities and other financial and operating information of companies engaged in drug development activities similar to ours; and the views of research analysts. Potential investors should not buy Warrants in the open market unless they are willing to take the risk that the trading price of the Warrants could fluctuate and decline significantly.

Hedging arrangements relating to the Warrants may affect the value and volatility of our Common Stock.

In order to hedge their financial positions, Warrant holders may enter into hedging transactions with respect to our Common Stock, may unwind or adjust hedging transactions and may purchase or sell large blocks of our Common Stock in one or more market transactions. The effect, if any, of these activities on the trading price of our Common Stock will depend in part on market conditions and cannot be known in advance, but any of these activities could adversely affect the value and price volatility of our Common Stock.

Exercising the Warrants is a risky investment and you may not be able to recover the value of your investment in the Common Stock received upon exercise of the Warrants. You should be prepared to sustain a total loss of the exercise price of your Warrants.

As of October 28, 2025, the last reported price of our Common Stock on Nasdaq was $13.44 per share. In order for you to recover the value of your investment in the shares of Common Stock received upon exercise of a Warrant at the exercise price, the value of such shares of Common Stock must be more than the exercise price of the Warrants. If the value of the shares of Common Stock you receive upon exercise of a Warrant is lower than the amount you pay to the exercise the Warrant, you could experience a total loss of your investment in exercising the Warrants.

You may lose some or all of your financial investment after exercising a Warrant.

You may incur a financial or other loss upon or subsequent to the exercise of a Warrant due to a drop in our stock price, or by a failure to timely deliver Warrant shares as of any particular date after exercise, or for other reasons. If the market value of our Common Stock price declines, you may be unable to resell your shares at or above the price at which you acquired them through the exercise of Warrants. We cannot assure you that the price of our Common Stock will not fluctuate or decline significantly below your exercise price in the future, in which case you could incur substantial losses.

The trading price of the shares of our Common Stock and Warrants could be highly volatile, and purchasers of our Common Stock or Warrants could incur substantial losses.

During calendar year 2025 to-date, the closing sale price of shares of our Common Stock on Nasdaq has been reported as low as $0.54 per share and as high as $53.88 per share. This volatility may affect the price at which you could sell the shares of our Common Stock or Warrants, and the sale of substantial amounts of our Common Stock or Warrants could adversely affect the price of our Common Stock or Warrants. The trading prices of our Common Stock and Warrants are likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including those described in the sections captioned “Risk Factors” in this prospectus and the documents incorporated by reference herein and therein. Additionally, broad market and industry factors may negatively affect the market price of our Common Stock and Warrants, regardless of our actual operating performance.

As a result, you may not be able to sell your shares of Common Stock or Warrants at or above the price at which you purchase them.

Speculation in our publicly-traded Common Stock or Warrants may result in extreme price volatility.

Our stockholders or Warrant holders or outside investors may speculate on the direction of movements in the price of our Common Stock or Warrants. Speculation in the price of our Common Stock or Warrants may involve long and short exposures. Sudden changes in demand or supply for our Common Stock or Warrants due to speculation or other reasons may create trading anomalies that add volatility to the trading price of these securities. The volatility or direction of our stock price or Warrant price may be unrelated or disproportionate to our operating results, which could cause significant losses to your investments.

The settlement process for shares of Common Stock issuable upon exercise of Warrants is outside of our control and may cause you to lose the value of your investment.

The settlement process with respect to exercised Warrants refers to the time between exercise of a Warrant and when the issued Common Stock is delivered to your account, and you become the holder of record of such Common Stock. The settlement process is conducted by outside parties and broker-dealers and is therefore outside of our control.

Under Rule 15c6-1 of the Securities Exchange Act of 1934, the standard settlement cycle for most broker-dealer transactions is one business day, unless the parties to any such trade expressly agree otherwise. We understand that under existing financial industry practices, delivery of the shares of Common Stock upon exercise of Warrants will likely not occur within one business day, and delivery may take several business days. You could experience a significant loss of your investment in exercising Warrants if the settlement process takes longer than anticipated or fails to settle.

The issuance of Common Stock upon the exercise of the Warrants may depress our stock price.

We could issue a maximum of up to 3,898,856 shares of Common Stock in connection with the Warrant Distribution, which would be an approximately 12.9% increase from our current number of shares outstanding. The issuance of such additional shares of Common Stock upon exercise of the Warrants, and the resale of such shares on the open market after their issuance, or the perception that such sales could occur, could result in significant downward pressure on our stock price.

Warrant holders will not be entitled to any of the rights of holders of our Common Stock.

Warrant holders will not be entitled to any rights with respect to our Common Stock, including, without limitation, voting rights and rights to receive any dividends or other distributions on our Common Stock, but Warrant holders will be subject to all changes affecting our Common Stock.

You will have rights with respect to our Common Stock only if you receive our Common Stock upon exercising the Warrants for cash and only as of the date when you become a record owner of the shares of our Common Stock upon such exercise. For example, if an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to the date you are deemed to be the owner of the shares of our Common Stock due upon exercise of your Warrants, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our Common Stock.

Because we do not currently intend to pay cash dividends on our Common Stock, stockholders will benefit from an investment in our Common Stock primarily if it appreciates in value.

We do not currently anticipate paying any cash dividends on shares of our Common Stock. Any determination to pay dividends in the future would be made by our Board of Directors and would depend upon results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law, and other factors our Board of Directors would deem relevant. Accordingly, realization of a gain on stockholders’ investments will primarily depend on the appreciation of the price of our Common Stock.

Our management will have broad discretion in the use of any net proceeds from this offering and may allocate any net proceeds from this offering in ways that you and other stockholders may not approve.

Our management will have broad discretion in the application of the net proceeds, if any, from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and could spend the net proceeds in ways with which you may not agree. Accordingly, you will be relying on the judgment of our management with regard to the use of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the net proceeds are being used appropriately. It is possible that the net proceeds will be invested or otherwise used in a way that does not yield a favorable, or any, return for us, or that does not improve our operating results or enhance the value of our Common Stock or other securities. Because of the number and variability of factors that will determine our use of any net proceeds from the exercise of Warrants, the ultimate use of such net proceeds may vary substantially from their currently intended use. The failure of our management to use these net proceeds, if any, effectively could harm our business.

The Warrants do not automatically exercise, and any Warrant you do not exercise prior to the Expiration Date will lose all financial value.

Your Warrants do not automatically exercise, even if our Common Stock price remains at or above the exercise price of the Warrants. You are entitled to exercise the full number of Warrants registered in your name or any portion thereof. Any Warrant that you do not exercise for cash prior to the Expiration Date will expire unexercised and you will not receive any shares of our Common Stock. If the Early Expiration Price Condition occurs, the Expiration Date of your Warrants could be accelerated significantly. The Warrants will have no financial value after the Expiration Date.

Future sales or other dilution of our equity may adversely affect the market price of our Common Stock.

The Warrant Agreement does not restrict us from issuing additional shares of Common Stock to the public or under our employee and director compensation plans. We regularly evaluate opportunities to access capital markets, taking into account our capital needs, financial condition, strategic plans and other relevant considerations. The issuance of additional shares of Common Stock or common equivalent securities in future equity offerings will dilute the ownership interest of our existing Common Stockholders and may depress the trading value of the Warrants or our Common Stock. There can be no assurances that we will not in the future determine that it is advisable or necessary to issue additional shares of Common Stock or other securities convertible or exercisable for shares of Common Stock to fund our business needs. We also expect to continue to use equity and stock options to compensate our employees and directors and others. The market price of our Common Stock and the Warrants could decline significantly as a result of such offerings or issuances, or the perception that such offerings or issuances could occur.

Our registration statement covering the issuance of Common Stock issuable upon exercise of the Warrants may not be available at times.

We will use our commercially reasonable efforts to keep a registration statement effective, subject to certain exceptions, covering the issuance of the Common Stock issuable upon the exercise of the Warrants; however, we are not prohibited from suspending the use of the registration statement and can suspend it at any time at our discretion as described in this prospectus under the heading “Description of the Warrants – Registration and Suspension.” If at the time of exercise of Warrants, there is no effective registration statement covering the issuance of the shares of Common Stock underlying the Warrants, the right to exercise Warrants shall be automatically suspended until such registration statement becomes effective (any such period, an “Exercise Suspension Period”). The Company shall provide notice by press release, with a copy to the Warrant Agent, of any Exercise Suspension Period. If the Expiration Date would otherwise fall in an Exercise Suspension Period, notwithstanding anything to the contrary in the Warrant Agreement, the Expiration Date shall be extended by the number of days included in such Exercise Suspension Period.

We will require additional capital to support business growth, and this capital might not be available on favorable terms, or at all.

Our operations or expansion efforts will require substantial additional financial, operational, and managerial resources and we will need to raise additional funds to expand our operations. We may seek debt financing or additional equity capital. Additional capital may not be available to us, or may only be available on terms that adversely affect our existing stockholders, or that restrict our operations.

For example, if we raise additional funds through issuances of equity or convertible debt securities, our existing stockholders could suffer dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our Common Stock. Upon liquidation, holders of our debt securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Stock. Since our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our Common Stock.

BUSINESS

Company Overview

DeFi Development Corp. (“DeFi Dev”, the “Company”, “we”, “our”, “us”) is an AI-powered online platform that connects the commercial real estate industry by providing data and software subscriptions as well as value-add services to multifamily and commercial property professionals as we connect the increasingly complex ecosystem that stakeholders have to manage. We provide a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, real estate investment trusts (“REITs”), debt funds, and other financial institutions looking to deploy capital into commercial mortgages. We also generate revenue through our digital asset treasury strategy by staking our SOL holdings with third-party platforms and from operating validator nodes on the Solana network.

We report our business in two segments:

●	Digital Asset Treasury (“Treasury”): this segment executes and manages the Company’s treasury policy, including our owned validators.

●	Real Estate Platform (“Real Estate”): this segment provides a technology platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REIT, debt funds, and other financial institutions looking to deploy capital into commercial mortgages.

Description of Our Segments

Digital Asset Treasury Strategy

Overview

The treasury segment executes and manages the Company’s treasury policy with the purpose of purchasing, holding and compounding our digital asset holdings through staking and operating our owned validators. Revenue is generated through delegating our digital asset holdings with third-party and owned validators and operating our Solana validators.

The objective for our digital asset treasury strategy in the near-term is to accumulate SOL for the purpose of diversifying our treasury holdings and increasing shareholder value. We intend to hold SOL for the long-term and expect to continue to accumulate SOL. As of June 30, 2025, our digital asset holdings totaled $97.1 million, of which $89.2 million was SOL, with the remaining digital assets being comprised of SOL liquid staking tokens. We acquire locked SOL, which is discounted below the current spot rate, and cannot be withdrawn from the custodial accounts in which it is held for a predetermined period. Locked SOL may be staked to earn rewards while subject to vesting restrictions.

From April 5, 2025 through September 17, 2025, we purchased approximately 2.0 million SOL for a total of $327.0 million, using proceeds primarily from financing activities that consisted of equity issuances and debt financing. Our digital asset treasury strategy is primarily funded through various financing transactions including, among others, issuing common stock, and to a lesser extent, cash on hand from our operations. Management continuously evaluates current market conditions of the overall cryptoeconomy, capital market conditions, and macroeconomic conditions to determine whether to enter into additional financing transactions. Management intends to focus on accumulating digital assets, focusing on SOL, and holding it long-term. We currently do not have a specific target for the amount or type of digital asset holdings we intend to acquire and hold, nor do we have specific plans to acquire a significant amount of any cryptocurrency other than SOL

Our strategy involves, subject to market conditions, entering into additional capital raises. Management intends to continue to raise capital through the sales of debt or equity securities, having previously announced a target of raising approximately $50.0 million a month on average until June 2026. The Company’s ability to achieve this target is subject to market conditions and we may not be able to raise additional capital on favorable terms or at all. We cannot reasonably estimate the amount of Solana that may be purchased during this time due to a number of factors including the price of Solana and the conditions of the cryptoeconomy.

Staking

Our digital asset treasury strategy includes the delegation of SOL holdings not delegated to our owned validators, primarily consisting of locked SOL, to third-party validators with the objective of generating yield while supporting the Solana ecosystem validation process. All Solana validators have a bonding and unbonding period of 1 epoch, which lasts less than three days. In exchange for delegating our digital assets to validators, we receive a portion of the validators’ total earned rewards in the form of SOL, net of commission fees. The amount of revenue received varies each epoch and is based on the Solana network’s annual inflationary rate of 4.3%, validator performance, and total SOL staked to the validator as compared to the total Solana network. The commissions that we pay for third-party staking services varies per validator, as each establishes its own rate.

For the six months ended June 30, 2025 we incurred $15.0 thousand in commission fees related to third-party validators. As of September 23, 2025, we had approximately 1.5 million SOL tokens staked to third-party validators.

During the bonding and unbonding periods, and while staked, we are not able to withdraw or liquidate our staked SOL. The Solana protocol also imposes a limit on the total amount of SOL that can be staked or unstaked in a single epoch to prevent large and sudden network staking activity. The illiquidity that may result from the previously mentioned items will have a minimal impact on our financial condition as we currently do not convert staking rewards to other assets.

To date, we have not set a minimum or maximum amount of SOL holdings that may be staked to third-party validators. We intend to reinvest earned staking revenue into third-party staking platforms where it will continue to generate rewards.

Validators

Our validators participate in securing the Solana network through creating and validating transactions on the blockchain, known as the proof-of-stake consensus protocol. In exchange for providing these services, we receive revenue in the form of Solana, and the amount varies based on several factors including, an annual inflationary rate of approximately 4.3%, our validators performance, and the amount of SOL that is delegated on our validator as compared to the Solana network, which includes our own SOL holdings. As of September 23, 2025, we had approximately 1.0 million SOL tokens staked to our validators of which 0.5 million tokens represented our own holdings, with the remaining representing third parties. We receive revenue for services provided at the end of each Solana epoch, which is less than three days, and includes staking rewards from our own SOL holdings. Our validator operations require us to actively manage hardware equipment and run software. These operating costs are de minimis, and do not materially impact the profitability of our validator operations.

To date, we have not set a minimum or maximum amount of SOL holdings that may be staked to our owned validators. We intend to reinvest all earned validator revenue into our validators where it will continue to generate rewards and support validator operations.

Solana Price

The price of SOL has historically been highly volatile and will likely continue to be volatile. SOL’s price may fluctuate significantly in a short period of time. The price of SOL is impacted by, but not limited to, the usage levels on the Solana Network, market speculation of SOL and the cryptoeconomy, and investment and trading activities of large investors that invest directly or indirectly in SOL. The price of SOL is also affected by interruptions in service from, closures of or failures of major digital asset exchange platforms, such as FTX. The price of SOL may be adversely impacted by changes to the regulatory environment. We do not currently hedge our exposure to SOL price fluctuations, but may do so in the future.

Digital Asset Acquisition Channels

To facilitate our staking program, we acquire SOL primarily through over-the-counter (“OTC”) and spot trading platforms, as well as from earning SOL from our validator operations. We also enter trading transactions for locked or vesting SOL blocks as these are priced lower than the current spot rate due to transfer restrictions. Our locked SOL vests on a monthly basis and, as of September 23, 2025, will be fully released by January 2028. From time to time, we may acquire liquid staking tokens to enhance our capital efficiency while earning staking rewards on our SOL holdings.

Counterparty

Our primary trading and custodial counterparties include Kraken, BitGo, and Galaxy, which safeguard our digital asset holdings and/or execute trading on our behalf. Management performs due diligence reviews and selects counterparties that offer institutional-level services and products, are insured and regulated, have implemented strict security protocols, and have proven regulatory compliance.

We use Payward Inc (d/b/a “Kraken”) hot wallets to execute approximately 95% of our Solana spot trading transactions. Kraken has entities registered as money services businesses with the Financial Crimes Enforcement Network (“FinCEN”), is licensed as a money transmitter in various states across the U.S. and chartered as a Special Purpose Depository Institution by the Wyoming Division of Banking. Kraken’s terms of service, as stated on their website, are open-ended and may be terminated by either party without prior notice.

We have a custody agreement with BitGo Trust Company, Inc. (“BitGo”), under which BitGo provided to us customary qualified custody services. BitGo Trust is a South Dakota trust company licensed to act as custodian, safeguarding approximately 20%-50%, depending on trading and staking activity, of our SOL holdings in segregated cold wallets. BitGo wallets are supported by a $250 million insurance policy issued by a syndicate of insurers in the Lloyd’s of London and European Marketplace.

We use Galaxy’s institutional product, GalaxyOne Institutional (“GalaxyOne”), which, depending on trading and staking activity, holds approximately 20%-40% of our SOL holdings in a hot wallet. GalaxyOne provides a gateway for institutions to trade, custody, stake, and manage digital assets. It is operated under GalaxyOne Prime LLC (“GalaxyOne Prime”), a FinCEN-registered money service business. GalaxyOne Prime partnered with Paxos Trust Company, LLC to custody digital assets on behalf of its clients. Paxos is a New York State-chartered trust company, overseen by the New York Department of Financial Services. GalaxyOne Prime’s terms of service, as stated on their website, are open-ended and may be terminated by either party without prior notice.

Counterparty Risk

We may be negatively affected in the event that any of the foregoing counterparties fails to perform their obligations. However, alternative service providers are readily available that offer comparable services, which we may engage with similar customary terms. Management mitigates this exposure through continuous monitoring of our assets and reconciliations of trading transactions.

Seasonality and Cyclicality

Results for our validators may be subject to cyclical impacts related to period-over-period variability as Solana epochs may not coincide with calendar days, months, or years. Additionally, validator revenue is dependent on activity in the Solana network, which fluctuates.

Competition

Our digital asset treasury strategy segment operates in a highly competitive and ever-changing cryptoeconomy and faces significant competition, ranging from larger digital asset treasury companies, digital asset trading platforms, and validator peers. The cryptoeconomy is continuously expanding, and we expect to face competition from new entrants in the future as the adoption of digital assets continues to grow.

Real Estate Platform

Overview

We have developed an AI-enabled, business-to-business fintech platform that connects commercial mortgage and small business borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders. These property lenders include traditional banks, credit unions, REITs, debt funds, and other financial institutions looking to deploy capital into commercial mortgages. Commercial property owners, operators, and developers can quickly create an account on our platform, chat with our AI, set up their own profile and submit and manage loan requests on their dashboard in a digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors (inbound sales team) that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial real estate mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal; they can set up the types of deals they are looking for as well. Our capital markets advisors have their own interface that gives them access to targeted loan opportunities, market intelligence, and data empowering them to better assist borrowers in managing their choices, leading to the best possible outcomes for both lenders and borrowers.

We currently serve hundreds of thousands of web users annually, including multifamily and commercial property owners and developers applying for billions of dollars of debt financing per year, professional service providers, and thousands of multifamily and commercial property lenders including more than 10% of the banks in the United States, credit unions, REITs, debt funds, Fannie Mae® and Freddie Mac® multifamily lenders, FHA multifamily lenders, commercial mortgage-backed securities (“CMBS”) lenders, Small Business Administration (“SBA”) lenders, and more.

Platform

The real estate segment derives its revenue primarily from platform fees and subscription revenue. Platform fees include referral and advisory fees generated from multifamily and commercial real estate and small business debt transactions. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have been transferred to the customer. Our services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. We may act as an agent for both lenders and borrowers.

Our data and software offerings are generally offered on a subscription basis as software as a service (“SaaS”). We provide data, transparency, and tools, generally as annual software subscriptions, to help stakeholders navigate the most complex components of the multifamily and commercial property lifecycles – debt (Janover Pro, Janover Capital Markets), insurance (Janover Insurance), equity (Janover Connect, Janover Engage), and technology (Janover AI).

We earn platform revenue from fees charged to our customers that utilize our technology platform which matches lenders and borrowers. These fees include a share of the revenue per transaction by the lender, typically 1% of the loan amount, and in some cases a fixed negotiated fee from the borrower. We have evaluated the terms of the contract with these customers and have determined that we act as an agent and recognize revenue on a net basis at the time the lending transaction is fully funded and closed.

We also derive revenue from our software as a service (“SaaS”) offerings which provide data, transparency and other tools to help customers navigate the complex components of the multifamily and commercial property lifecycles and includes debt, equity, insurance and technology. Contracts with customers utilizing our SaaS offerings are subscription based and last between one to three years. We act as the principal in these contracts and recognize revenue ratably over the contract term on a gross basis. The amount of revenue earned is equal to the annual rate per the contract or when the services are performed throughout the contractual period.

Seasonality

The commercial real estate market tends to be seasonal in nature, with the first and fourth fiscal quarters being more active than the second and third fiscal quarters. Such fluctuations have to be considered by investors since quarterly results may not be indicative of the Company’s fiscal year results.

Solana Network

Overview

Solana is a decentralized open-source Layer-1 blockchain optimized for speed, cost-efficiency, and scalability. No single entity owns or operates the network, which is maintained by the decentralized user base. It is an integrated, high-performance global network that enables fast, secure, and low-cost digital transactions. The network enables users to instantly send money globally through Solana Pay, trade digital assets, utilize smart contracts, and buy or sell fungible and non-fungible tokens at a fraction of a cent in fees.

The Solana Network was developed to solve scalability and transaction speed issues experienced with traditional blockchains by using an innovative blockchain architecture. This architecture combines Proof-of History (“PoH”) with Proof of Stake (“PoS”) to reduce validator transaction consensus. PoH is a digital timestamp mechanism that enables the network to track the time and order of transactions. PoH provides faster transaction processing speeds and larger transaction capacity than other blockchain networks like Bitcoin and Ethereum. While PoS is used to incentivize SOL holders to validate transactions through staking. Users of the network will first initiate a transaction, which is timestamped, verified by validators, and recorded on the blockchain ledger for a low transaction fee.

Transaction fees are paid with the network’s native token, SOL. The native token is also used in staking, for participation in the network’s governance, and as payment to validators for securing the network and processing transactions. As of September 30, 2025, according to the Solana Network website, the network processes over 3,000 transactions per second with over 960 independent validator nodes.

The Solana Protocol was initially developed by Anatoly Yakovenko in a 2017 whitepaper with the first mainnet launched in March 2020. Development of the Solana Network is overseen by the Solana Foundation (“Foundation”), a non-profit organization based in Switzerland, and Solana Labs, Inc. (“Solana Labs”), a Delaware corporation, which administered the initial launch of the network and token distribution.

Although the Solana Foundation and Solana Labs have some influence over the developmental direction of the Solana Network, changes to the protocol must be accepted by validators that collectively represent a supermajority (two-thirds) of the cumulative validations on the Solana blockchain.

Solana Use Cases

Solana Pay. Enables users to instantly send money globally. Solana Pay is an open-source protocol built on the Solana blockchain — anyone can build on or transact with Solana Pay. Per Solana’s website, as of September 30, 2025, Solana Pay had over $695 million USDC in circulation on the network and 280 thousand active daily accounts.

Decentralized Exchanges (“DEXs). Enables users to trade digital assets through decentralized exchanges built on the Solana Network, such as Orca and Raydium. As of June 30, 2025, the average daily DEX volume was approximately $2.5 billion.

Smart Contracts. Enable users through platforms such as Kamino, to enter into lending, borrowing, and staking transactions. As of June 30, 2025, Kamino was the current leader in total locked value on the Solana Network at $2.1 billion.

Fungible and Non-fungible Tokens (“NFTs”). Infrastructures built on the Solana network, such as Metaplex, enable users to create, sell, and manage NFTs on the Solana blockchain. The Solana Network enables users to buy and sell fungible token that are integrated into the network, such as Circle’s USDC and Tether’s USDT. As of June 30, 2025 the current average daily NFT volume was approximately $1.0 million, and fungible tokens had a market capitalization of approximately $10.3 billion.

Solana Tokeneconomics

The Solana network protocol follows a declining inflation model to reward validators. At network launch, the inflation rate was approximately 8.0%. That rate declines by 15% each epoch-year, approximately 125 to 180 calendar days, until it reaches a long-term terminal rate of 1.5%. Today, Solana’s inflation rate is approximately 4.3%. In addition to inflationary rewards, validator and delegator income includes transaction fees, priority fees, and maximal extractable value (MEV) captured by the network.

Solana Supply

The Solana network launched with a circulating supply of 8.0 million SOL tokens, which has currently grown to 543.4 million SOL tokens. SOL does not have a fixed maximum supply, with new SOL tokens introduced primarily through inflationary rewards distributed to validators and delegators. However, the Solana Protocol features a burn mechanism where a portion of all transaction fees is permanently destroyed, creating the potential for the network to become deflationary with sufficient usage. As of September 30, 2025 SOL had a market capitalization, according to CoinMarketCap, of over $100.0 billion and an average daily trading volume of approximately $5.0 billion over the past year.

USE OF PROCEEDS

The net proceeds of this offering, if any, will be used for general corporate purposes, including the acquisition of SOL and for working capital. Assuming that all of the Warrants are fully exercised for cash, we expect that the net proceeds of this offering would be approximately $87.7 million, before deducting estimated offering expenses. We cannot assure you that any of the Warrants will be exercised or that, if any Warrants are exercised, we will use the resulting proceeds in a way with which you agree.

We have not determined the amount of net proceeds to be used specifically for any of these purposes. As a result, our management will have broad discretion in the application of the net proceeds from this offering, and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used in a manner of which you approve.

DESCRIPTION OF THE WARRANTS

On October 27, 2025, the Company issued 3,898,856 Warrants as a distribution to holders of record of shares of Common Stock and other eligible recipients holding 144A Notes, PIPE Notes and Pre-Funded Warrants on October 23, 2025 (the “Record Date”). The Company declared a distribution (the “Warrant Distribution”) of transferable Warrants at no charge to all of the record holders of Common Stock as of the close of business on October 23, 2025 (the “Record Date”). The Company is distributing one (1) Warrant for every ten (10) issued and outstanding shares of Common Stock, rounded down to the nearest whole number. In addition, (1) the 144A Noteholders will also receive Warrants without having to convert such 144A Noteholder’s 144A Notes as if such 144A Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the 144A Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of 144A Notes held by such 144A Noteholder on such date, rounded down to the nearest whole number; (2) Holders PIPE Noteholders will also receive Warrants without having to convert such PIPE Noteholder’s PIPE Notes as if such PIPE Noteholder held a number of shares of Common Stock equal to the product of (i) the conversion rate applicable to the PIPE Notes in effect on the Record Date, and (ii) the aggregate principal amount (expressed in thousands) of PIPE Notes held by such PIPE Noteholder on such date, rounded down to the nearest whole number; and (3) Holders of the Company’s pre-funded warrants issued on August 28, 2025, as of the Record Date, will also receive one Warrant for each ten shares of Common Stock underlying their pre-funded warrants, rounded down to the nearest whole number.

The Warrants are being issued by the Company pursuant to the Warrant Agreement. The following description of the Warrants and the Warrant Agreement is only a brief summary and is qualified in its entirety by reference to the complete description of the terms of the Warrants set forth in the Warrant Agreement (including the Form of Warrant attached thereto), which has been filed as an exhibit to our Current Report on Form 8-K, filed on the date of this prospectus. The issuance of the Warrants has not been registered under the Securities Act because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. We have applied to list the Warrants on Nasdaq.

Warrant Exercise Rate

Each Warrant represents the right to purchase from the Company one share of Common Stock (the “Warrant Exercise Rate”) for cash at an initial exercise price of $22.50 (the “Exercise Price”) per Warrant, payable in U.S. dollars.

The Warrant Exercise Rate is subject to certain adjustments described in the “Anti-Dilution Adjustments” section below.

Expiration

Unless the Early Expiration Price Condition is met as described below, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on January 21, 2028 (the “Expiration Date”). The Expiration Date is subject to automatic acceleration upon satisfaction of the Early Expiration Price Condition.

Upon the occurrence of the first 30 consecutive Trading Day period that includes 20 Qualifying Trading Days (whether or not consecutive) the first of which 20 Qualifying Trading Days must fall on or after the first Trading Day immediately following the Issue Date (the “Early Expiration Price Condition” and the last of such 20 Qualifying Trading Days to occur, the “Early Expiration Price Condition Date”), the Expiration Date will automatically accelerate to the date (the “Early Expiration Date”) that is the business day immediately following the Early Expiration Price Condition Date, unless an Alternate Expiration Date is set as provided below.

If the Early Expiration Price Condition occurs, the Company will make a public announcement to that effect by issuance of a press release (the “Early Expiration Price Condition Notice”) as promptly as practicable after market close on the Early Expiration Price Condition Date setting forth the Early Expiration Date or an Alternate Expiration Date as set forth below.

The Company may, in its sole discretion, elect to set the Early Expiration Date on a date falling after the business day immediately following the Early Expiration Price Condition Date (such date, an “Alternate Expiration Date”). In order to exercise the right to set an Alternate Expiration Date, the Company shall, no later than the fifth Qualifying Trading Day (whether or not consecutive) occurring in any 20 consecutive Trading Day period, make a public announcement by issuance of a press release that the Company is reserving the right to set an Alternate Expiration Date in the event the Early Expiration Price Condition does occur. If the Company sets an Alternate Expiration Date, the expiration of the Warrants on such Alternate Expiration Date shall be conditioned on the daily VWAP of a share of Common Stock being at least equal to the quotient of the Exercise Price divided by the Warrant Exercise Rate for each of the two Trading Days immediately preceding such Alternate Expiration Date (the “Additional Price Condition”).

As promptly as practicable after market close on the Trading Day immediately preceding the Alternate Expiration Date, the Company will make a public announcement by issuance of a press release as to whether the Additional Price Condition is met. The Company may, in its sole discretion, in any such press release, postpone (on one or more occasions) such Alternate Expiration Date to a new Alternate Expiration Date.

If the Additional Price Condition is not met as to an Alternate Expiration Date specified by the Company, unless the Company sets a new Alternate Expiration Date as set forth in the preceding paragraph (an “Alternate Expiration Date Annulment”), the Expiration Date will remain January 21, 2028 unless another Early Expiration Price Condition Date subsequently occurs. The definition of Early Expiration Price Condition, Early Expiration Price Condition Date and Reference Period are subject to appropriate adjustment as set forth in the Warrant Agreement in the event of an Alternate Expiration Date Annulment.

For the purposes of the foregoing, “VWAP” of the Common Stock (or other security) on any date of determination means, (i) in the case of the Common Stock, for any day on which trading in the Common Stock generally occurs on the Exchange (or, if the Common Stock is not listed on the Exchange, the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock on such day), the per-share volume-weighted average price based on all trades in the consolidated tape system as displayed on Bloomberg page “DFDV US Equity HP” (setting: “Volume Weighted Average Line”) (or its equivalent successor if such page or setting is not available) in respect of such day and (ii) in the case of any other security, for any day on which trading in such security generally occurs on the Exchange (or, if such security is not listed on the Exchange, the U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security on such day), the per-share volume-weighted average price based on all trades in the consolidated tape system as displayed on Bloomberg page “HP” for such security in respect of such day. If such information is not so available for the Common Stock or such other security, the VWAP on such date shall be the Last Reported Sale Price for the Common Stock or such other security on such day.

A “Trading Day” for the purposes of the foregoing definition means a day on which the Common Stock (or other security) (i) at the close of regular way trading (not including after-hours or extended market trading) is not suspended from trading on the Exchange or, if the Common Stock (or such other security, as the case may be) is not listed on the Exchange, any U.S. national or regional securities exchange or association or over-the-counter market that is the primary market for the trading the Common Stock (or such other security, as the case may be) at the Close of Business, and (ii) has traded at least once regular way on the Exchange or, if the Common Stock (or such other security, as the case may be) is not listed on the Exchange, such other U.S. national securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock (or such other security, as the case may be); provided that if the Common Stock (or such other security, as the case may be) is not so listed or traded, “Trading Day” means a Business Day.

A “Qualifying Trading Day” for purposes of the foregoing means any Trading Day on which the VWAP of the Common Stock on such Trading Day is at least equal to the Early Expiration Trigger Price in effect on the last day of the Reference Period.

The “Early Expiration Trigger Price” is initially equal to $27.00, subject to certain adjustments.

Subject to applicable laws and regulations and the terms of the Warrant Agreement, including the occurrence of the Early Expiration Price Condition or the Additional Price Condition, the Warrants may be exercised at any time starting on the date of issuance until 5:00 p.m. New York City time on the Expiration Date.

Form and Transfer

The Company is issuing the Warrants in uncertificated, direct registration form. Warrant holders will not be entitled to receive physical certificates. Registration of ownership will be maintained by the Warrant Agent. If you are a holder of record of shares of Common Stock as of the Record Date, the Warrant Agent will issue a direct registration account statement representing those Warrants. For holders of shares of Common Stock as of the Record Date that hold such shares through a broker, dealer, custodian bank or other nominee, the Warrants will be represented by a global security registered in the name of a depository, which will be the holder of all the Warrants represented by the global security. Those holders who own beneficial interests in a global Warrant will do so through participants in the depository’s system, and the rights of these indirect owners will be governed solely by the applicable procedures of the depository and its participants.

The Warrant Agent will not be required to effect any registration of transfer or exchange that would result in any fraction of a Warrant. If any fractional Warrant would otherwise be required to be issued or distributed, the Company or the Warrant Agent, as applicable, will round down the total number of Warrants to be issued to the relevant holder to the nearest whole number.

Record owners of Warrants may transfer Warrants through the process established by the Warrant Agent. Indirect, “street name” holders of Warrants should contact their broker, bank or other intermediary for information on how to transfer Warrants.

Exercise

All or any part of the Warrants may be exercised prior to 5:00 p.m. New York City time on the Expiration Date (as it may be adjusted) by delivering a completed form of election to purchase shares of Common Stock, which contains certain representations by the holder of the Warrants, and payment of the Exercise Price in cash. Any such delivery that occurs on a day that is not a Business Day or is received after 5:00 p.m., New York City time, on any given Business Day will be deemed received and exercised on the next succeeding Business Day. Record owners of Warrants may exercise Warrants through the process established by the Warrant Agent. Indirect, “street name” holders of Warrants should contact their broker, bank or other intermediary for information on how to exercise Warrants.

If a registration statement is not effective at any time or from time to time, the right to exercise Warrants shall be automatically suspended until such registration statement becomes effective as described under “Registration and Suspension” below.

Upon delivery of Warrant Shares upon exercise of Warrants, the Company will issue such whole number of Warrant Shares as the exercising Warrant holder is entitled to receive. If your Warrants are held through a broker, dealer, custodian bank or other nominee and you exercise your Warrants, your account at your nominee will be credited with those shares following the exercise of your Warrants. If you are a holder of record of our Common Stock and you exercise your Warrants, our transfer agent will issue a direct registration account statement representing those shares to you after the exercise of the Warrants.

Amendment

The Warrant Agreement may be amended without the consent of any Warrant holder to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor company in any Business Combination (as defined in the Warrant Agreement), to extend the Expiration Date, to decrease the Exercise Price or increase the Warrant Exercise Rate, to provide for net share settlement upon exercise of the Warrants, to make any change that does not adversely affect the rights of any holder in any material respect, to provide for a successor Warrant Agent, in connection with any business combination, to provide that the Warrants are exercisable for units of reference property or to conform the provisions of the Warrant Agreement or the certificates for the Warrant this “Description of the Warrants” section of this prospectus. The consent of a majority in interest of the then-outstanding Warrants is required for any amendment that materially and adversely affects the interests of the holders of the then-outstanding Warrants.

Registration and Suspension

The Company has agreed in the Warrant Agreement to use commercially reasonable efforts to cause a shelf registration statement (including, at the Company’s election, an existing registration statement), filed pursuant to Rule 415 (or any successor provision) of the Securities Act, covering the issuance of shares of Common Stock to the Warrant holders upon exercise of the Warrants to remain effective until the earlier of (i) such time as all Warrants have been exercised and (ii) the Expiration Date. The Company may suspend the availability of the registration statement relating to the Warrants from time to time if the Board of Directors of the Company determines that such a suspension would be necessary or desirable, as determined by the Company in its sole discretion, and the Company provides notice to the Warrant holders. No calculation of the VWAP for purposes of determining the Early Expiration Price Condition shall occur during any period in which the registration statement is suspended, and if the Expiration Date would otherwise fall in an period in which the registration statement is suspended, the Expiration Date shall be delayed by the number of days comprised in such Exercise Suspension Period.

We will use our commercially reasonable efforts to keep a registration statement effective, subject to certain exceptions, covering the issuance of the Common Stock issuable upon the exercise of the Warrants. If the registration statement ceases to be effective for any reason at the time of exercise of any Warrants, the right to exercise Warrants shall be automatically suspended until such registration statement becomes effective (any such period, an “Exercise Suspension Period”). The Company shall provide notice by press release, with a copy to the Warrant Agent, of any Exercise Suspension Period. No Early Expiration Price Condition Date, and no calculation of the VWAP for purposes of determining the Early Expiration Price Condition Date, shall occur during any Exercise Suspension Period. If the Expiration Date would otherwise fall in an Exercise Suspension Period, notwithstanding anything to the contrary in the Warrant Agreement, the Expiration Date shall be extended by the number of days included in such Exercise Suspension Period.

Beneficial Ownership Limitations

The Warrants provide that a Warrant holder may not exercise any portion of such holder’s Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 9.99% of the Company’s outstanding shares of Common Stock immediately after exercise. Upon at least 61 days’ prior notice from the holder to the Company, the holder may increase or decrease the beneficial ownership limitation not in excess of 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise. This limitation on exercise may not be waived and shall apply to all Holders.

Other

A holder of unexercised Warrants, in his or her capacity as such, is not entitled to any rights of a holder of shares of Common Stock, including, without limitation, the right to vote or to receive dividends or other distributions.

All expenses related to the registration and approval of the shares of Common Stock issuable upon exercise of the Warrants will be borne by the Company.

Anti-Dilution Adjustments

The Warrant Exercise Rate shall be subject to adjustment, without duplication, as follows, except that the Company shall not make any such adjustments if each holder has the opportunity to participate, at the same time and upon the same terms as holders of the shares of Common Stock and solely as a result of holding the Warrants in any of the transactions described below, without having to exercise such holder’s Warrants, as if such holder held a number of shares of Common Stock equal to the product (rounded down to the nearest whole multiple of a share of Common Stock) of (i) the Warrant Exercise Rate in effect on the record date for such transaction and (ii) the number of Warrants held by it on such record date.

(a) Stock Dividends, Splits, Subdivisions, Reclassifications and Combinations. If the Company shall (i) exclusively issue shares of Common Stock to all or substantially all holders of Common Stock as a dividend or distribution on shares of the Common Stock, (ii) subdivide or reclassify the issued and outstanding shares of Common Stock into a greater number of shares, or (iii) combine, consolidate or reclassify the issued and outstanding shares of Common Stock into a smaller number of shares, then the Warrant Exercise Rate shall be adjusted based on the following formula:

WER1 = WER0 ×	OS1
OS0

where:

WER1 =	the Warrant Exercise Rate in effect at the open of business on the Ex-Date for such dividend or distribution, or at the open of business on the effective date of such subdivision, combination, consolidation or reclassification, as applicable;

WER0 =	the Warrant Exercise Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution, or immediately prior to open of business on the effective date of such subdivision, combination, consolidation or reclassification, as applicable;

OS1 =	the number of shares of Common Stock outstanding immediately after, and solely as a result of giving effect to, such dividend, distribution, subdivision, combination, consolidation or reclassification, as applicable;

OS0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Date for such dividend or distribution or immediately prior to the open of business on the effective date of such subdivision, combination, consolidation or reclassification, as applicable (before giving effect to any such dividend, distribution, or subdivision, consolidation, combination or reclassification, as applicable).

Any adjustment made under this provision shall become effective at the open of business on such Ex-Date for such dividend or distribution, or at the open of business on the effective date for such subdivision, consolidation, combination or reclassification, as applicable. If an adjustment to the Warrant Exercise Rate is made in respect of any dividend, distribution, subdivision, consolidation, combination or reclassification of the type described in this provision but such dividend, distribution, subdivision, consolidation, combination or reclassification is not so paid or made, the Warrant Exercise Rate shall be readjusted, effective as of the date the Board of Directors determines not to pay or make such dividend, distribution, subdivision, consolidation, combination or reclassification, to the Warrant Exercise Rate that would then be in effect at such time had no such adjustment been made.

(b) Rights Issues. If the Company issues to all or substantially all holders of the Common Stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of the Common Stock at a price per share that is less than the arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the period of 10 consecutive Trading Days immediately preceding the date of announcement of such issuance, the Warrant Exercise Rate shall be increased based on the following formula:

WER1 = WER0 ×	OS0 + X
OS0 + Y

where:

WER1 =	the Warrant Exercise Rate in effect at the open of business on the Ex-Date for such issuance;

WER0 =	the Warrant Exercise Rate in effect immediately prior to the open of business on the Ex-Date for such issuance;

OS0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on the Ex-Date for such issuance;

X =	the total number of shares of Common Stock issuable pursuant to such rights, options or warrants; and

Y =	the number of shares of Common Stock equal to the aggregate price payable to exercise such rights, options or warrants, divided by the arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the period of 10 consecutive Trading Days immediately preceding the date of announcement of the issuance of such rights, options or warrants.

Any adjustment to the Warrant Exercise Rate made under this provision shall be made whenever any such rights, options or warrants are issued and shall become effective at the open of business on the Ex-Date for such issuance. To the extent that shares of the Common Stock are not delivered after the expiration of such rights, options or warrants, the Warrant Exercise Rate shall be decreased to the Warrant Exercise Rate that would then be in effect had the increase with respect to the issuance of such rights, options or warrants been made on the basis of delivery of only the number of shares of Common Stock actually delivered. If an adjustment to the Warrant Exercise Rate is made in respect of any such issuance of rights, options or warrants but such rights, options or warrants are not so issued, the Warrant Exercise Rate shall be readjusted, effective as of the date the Board of Directors determines not to issue such rights, options or warrants, to the Warrant Exercise Rate that would then be in effect at such time had no such adjustment been made.

For purposes of this provision, in determining whether any rights, options or warrants entitle the holders of the Common Stock to subscribe for or purchase shares of the Common Stock at less than such arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the period of 10 consecutive Trading Days immediately preceding the date of announcement for such issuance, and in determining the aggregate offering price of such shares of Common Stock, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Board of Directors.

(c) Other Distributions and Spin-Offs.

(i) Distributions Other than Spin-Offs. If the Company makes a distribution to all or substantially all holders of its Common Stock, of its capital stock, evidences of indebtedness, other assets or property of the Company, or rights, options or warrants to acquire its capital stock or other securities, excluding:

(1) any dividends, distributions or issuances described in the provisions above;

(2) any dividends or distributions paid exclusively in cash described in the provisions below;

(3) any dividends or distributions in connection with a business combination, reclassification, change, consolidation, merger, conveyance, transfer, sale, lease or other disposition resulting in the change in the securities or property receivable upon the exercise of a warrant;

(4) any rights issued pursuant to a shareholders’ rights plan adopted by the Company, other than as described in clause (e) below; and

(5) any Spin-Offs described below,

then the Warrant Exercise Rate shall be increased based on the following formula:

WER1 = WER0 ×	SP0
SP0 – FMV

where:

WER1 =	the Warrant Exercise Rate in effect at the open of business on the Ex-Date for such distribution;

WER0 =	the Warrant Exercise Rate in effect immediately prior to the open of business on the Ex-Date for such distribution;

SP0 =	the arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the period of 10 consecutive Trading Days immediately preceding the Ex-Date for such distribution; and

FMV =	the Fair Market Value, as of the open of business on the Ex-Date for such distribution, of the shares of capital stock, evidences of indebtedness, assets or property of the Company, cash, rights or warrants distributed with respect to each outstanding share of Common Stock.

Any adjustment to the Warrant Exercise Rate under this provision shall become effective at the open of business on the Ex-Date for such distribution.

(ii) Spin-Offs. With respect to an adjustment pursuant to this provision where there has been a payment of a dividend or other distribution by the Company to all or substantially all holders of its Common Stock in shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of the Company that will be, upon distribution, listed or quoted on a U.S. national or regional securities exchange (a “Spin-Off”), then the Warrant Exercise Rate shall be increased based on the following formula:

WER1 = WER0 ×	FMV + SP0
SP0

where:

WER1 = the Warrant Exercise Rate in effect at the open of business on the Ex-Date of the Spin-Off;

WER0 = the Warrant Exercise Rate in effect immediately prior to the open of business on the Ex-Date of the Spin-Off;

FMV = the arithmetic average of the Last Reported Sale Prices of the capital stock or similar equity interest distributed to holders of the Common Stock (determined by reference to the definition of Last Reported Sale Price as if references therein to Common Stock were to such capital stock or similar equity interest) applicable to one share of Common Stock on each day which is a Trading Day for both the Common Stock and the capital stock or similar equity interest so distributed (each, a “Valuation Trading Day”) comprised in the period of 10 consecutive Valuation Trading Days commencing on the Ex-Date for such Spin-Off (or, if such Ex-Date is not a Valuation Trading Day, commencing on the immediately following Valuation Trading Day) (such period, the “Valuation Period”); and

SP0 = the arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the Valuation Period.

Any adjustment to the Warrant Exercise Rate under this provision shall be made immediately after the close of business on the last day of the Valuation Period, but shall become effective at the open of business on the Ex-Date for the Spin-Off.

If an adjustment to the Warrant Exercise Rate is made in respect of any distribution of the type described in this provision but such distribution is not so made, the Warrant Exercise Rate shall be readjusted, effective as of the date the of Directors determines not to make such distribution, to the Warrant Exercise Rate that would then be in effect at such time had no such adjustment been made.

(d) Cash Dividends or Distributions. If any cash dividend or distribution is paid to all or substantially all holders of Common Stock, then the Warrant Exercise Rate shall be increased based on the following formula:

WER1 = WER0 ×	SP0
SP0 – C

where:

WER1 = the Warrant Exercise Rate in effect at the open of business on the Ex-Date for such dividend or distribution; and

WER0 = the Warrant Exercise Rate in effect immediately prior to the open of business on the Ex-Date for such dividend or distribution;

SP0 = the arithmetic average of the Last Reported Sale Prices of the Common Stock on each Trading Day comprised in the period of ten consecutive Trading Days immediately preceding the Ex-Date for such dividend or distribution;

C = the amount in cash per share the Company distributes to holders of the Common Stock;

Any adjustment to the Warrant Exercise Rate made under this provision shall become effective at the open of business on the Ex-Date for such dividend or distribution. If an adjustment to the Warrant Exercise Rate is made in respect of any dividend or distribution of the type described in this provision but such dividend or distribution is not so paid, the Warrant Exercise Rate shall be readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Warrant Exercise Rate that would then be in effect at such time had no such adjustment been made.

(e) Shareholder Rights Plan. If the Company has a shareholder rights plan in effect upon exercise of any Warrant, each share of Common Stock, if any, issued upon such exercise shall be entitled to receive the appropriate number of rights, if any, and the certificates representing the Common Stock issued upon such exercise shall bear such legends, if any, in each case as may be provided by the terms of any such shareholder rights plan, as the same may be amended from time to time. However, if, prior to any exercise, the rights have separated from the shares of Common Stock in accordance with the provisions of the applicable shareholder rights plan so that the holders of Warrants would not be entitled to receive any rights in respect of Common Stock, if any, issuable upon exercise, the Warrant Exercise Rate shall be adjusted at the time of separation as if the Company had made a distribution to all holders of its Common Stock, subject to readjustment in the event of the expiration, termination or redemption of such rights.

All adjustments to the Warrant Exercise Rate shall be made by the Company to the nearest whole multiple of 0.00001 (with 0.000005 being rounded upwards) share of Common Stock. Notwithstanding anything to the contrary in the Warrant Agreement or the Warrants, (i) if the provisions of the Warrant Agreement shall require that an adjustment be made to the Warrant Exercise Rate in respect of any distribution or other relevant event, and the shares of Common Stock issuable in respect of any exercise are entitled to participate in such distribution or other relevant event, such adjustment shall not be given effect for the purpose of such exercise of Warrants and (ii) if the Exercise Date in respect of any exercise of Warrants falls after the record date for any Spin-Off and on or before the last day of the relevant Valuation Period, delivery of the shares of Common Stock issuable (or amount of cash payable, as applicable) pursuant to such exercise shall occur as soon as practicable after the last day of such Valuation Period.

Any adjustments described above shall be made successively whenever an event referred to therein shall occur.

Business Combinations and Reorganizations

In the event of a merger, consolidation, amalgamation, statutory share exchange or similar transaction that requires the approval of the Company’s stockholders (a “Business Combination”) or reclassification of Common Stock, other than a reclassification of Common Stock referred to in “Anti-dilution Adjustments” above, the right of a Warrant holder to receive Common Stock upon exercise of a Warrant will be converted into the right to exercise a Warrant to acquire, per each Warrant, the number of shares or other securities or property (including cash) that a number of shares of Common Stock equal to the Warrant Exercise Rate (in effect at the time of such Business Combination or reclassification) immediately prior to such Business Combination or reclassification would have been entitled to receive upon consummation of such Business Combination or reclassification (the amount of such shares, other securities or property in respect of a share of Common Stock being herein referred to as a “Unit of Reference Property”). If the Business Combination causes the Common Stock to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then the composition of the Unit of Reference Property into which the Warrants will be exercisable will be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Common Stock.

Certain Definitions

“Business Day” means each day that is not a Saturday, Sunday or a day on which banking institutions are allowed by law, regulation or executive order to be closed in the State of New York.

“Last Reported Sale Price” means, with respect to the Common Stock (or other security), on any given day, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the last bid price and last ask price (or, if more than one in either case, the arithmetic average of the average last bid prices and the average last prices), regular way, of the Common Stock (or such other security, as the case may be) as reported in composite transactions for the Exchange on such day, without regard to after-hours or extended market trading, provided that if the Common Stock (or such other security, as the case may be) is not listed on the Exchange on any date of determination, the Last Reported Sale Price of the Common Stock (or such other security, as the case may be) on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Common Stock (or such other security, as the case may be) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Common Stock (or such other security, as the case may be) is so listed or quoted, or, if the Common Stock (or such other security, as the case may be) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Common Stock (or such other security, as the case may be) in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization, or, if that bid price is not available, the Last Reported Sale Price of the Common Stock (or such other security, as the case may be) on that date shall mean the Fair Market Value per share of Common Stock (or such other security, as the case may be) as of such day.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of certain U.S. federal income tax consequences to U.S. holders (as defined below) of the Warrant Distribution and the ownership and exercise of Warrants received in the Warrant Distribution. This discussion deals only with Warrants and Common Shares held as capital assets, within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), by U.S. holders.

For purposes of this discussion, a “U.S. holder “ means a beneficial owner of shares of Common Stock that receives Warrants in the Warrant Distribution with respect to the shares of Common Stock held by such holder and that, for U.S. federal income tax purposes, is:

●	an individual who is a citizen or resident of the United States;

●	a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if (a) a court within the United States is able to exercise primary control over its administration and one or more United States persons (as defined in the Code) have the authority to control all substantial decisions of such trust or (b) the trust has validly elected to be treated as a United States person.

This discussion does not cover all aspects of U.S. federal income tax consequences of the Warrant Distribution or the ownership and exercise of Warrants received in the Warrant Distribution that may be relevant to a U.S. holder in light of such U.S. holder’s particular circumstances. Further, this discussion does not address the U.S. federal income tax consequences of the receipt, lapse, exercise or disposition of Warrants received in the Warrant Distribution with respect to any Pre-Funded Warrants, any PIPE notes or any 144A Notes or the acquisition of shares of Common Stock pursuant to the exercise of such Warrants and, accordingly, any holders of Pre-Funded Warrants, any PIPE notes or any 144A Notes are urged to consult their own tax advisors regarding any U.S. federal income tax consequences related thereto. This discussion does not address any other U.S. federal tax considerations (such as estate and gift taxes), any state, local, or non-U.S. tax considerations, or the Medicare tax on net investment income. This discussion also does not address all of the tax considerations that may be relevant to persons in special tax situations, including, without limitation, tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities or currencies, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations, retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, persons liable for any alternative minimum tax, foreign investment companies, “controlled foreign corporations,” “passive foreign investment companies,” persons subject to special tax accounting rules as a result of any item of income with respect to Common Stock or Warrants being taken into account in an applicable financial statement, certain former citizens or former long-term residents of the United States, traders in securities that elect to use a mark-to-market method of tax accounting for their securities holdings, persons that will hold the shares of Common Stock or Warrants as a position in a hedging transaction, “straddle,” constructive sale, “conversion transaction” or other risk-reduction transaction, U.S. holders whose functional currency is not the U.S. dollar, mutual funds, “qualified foreign pension funds” as described in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, persons who acquired their shares of Common Stock pursuant to the exercise of employee stock options, restricted stock units or otherwise as compensation, or persons who are otherwise subject to special treatment under the provisions of the Code.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Common Stock or Warrants, the tax treatment of such partnership and any partner thereof generally will depend upon the status of the partner and upon the activities of the partnership. Any such entity or arrangement treated as a partnership for U.S. federal income tax purposes that holds shares of Common Stock or Warrants, and any partner, member or other beneficial owner of such entity or arrangement, should consult its own tax advisor regarding the tax consequences of the Warrant Distribution and the ownership and exercise of Warrants received in the Warrant Distribution.

Furthermore, this discussion is based upon the provisions of the Code, the Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, the Company has not sought, and will not seek, an opinion of counsel or a ruling from the IRS regarding the U.S. federal income tax consequences of the Warrant Distribution or the ownership and exercise of Warrants received in the Warrant Distribution, and there can be no assurance the IRS will not take a different position concerning the tax consequences of the Warrant Distribution or the ownership and exercise of Warrants received in the Warrant Distribution or that a court would not sustain any such different position.

This discussion of certain U.S. federal income tax considerations is not intended, and should not be construed, to be tax or legal advice. Investors are urged to consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax considerations arising under the laws of any state, local or non-U.S. taxing jurisdiction or any applicable tax treaties, and the possible effect of changes in applicable tax law.

Tax Consequences of the Warrant Distribution

The Warrant Distribution is intended to be treated as a non-taxable distribution under Section 305(a) of the Code for U.S. holders. If, however, the Warrant Distribution were treated as a distribution subject to Section 305(b) of the Code, a U.S. holder would be treated for U.S. federal income tax purposes as receiving a distribution equal to the fair market value of the Warrants. In such case, the Warrant Distribution would be taxable to U.S. holders as a dividend to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The remainder of this discussion assumes that the Warrant Distribution will be treated as a non-taxable distribution under Section 305(a) of the Code for U.S. holders.

Tax Basis and Holding Period in the Warrants

If the fair market value of the Warrants received in the Warrant Distribution with respect to a U.S. holder’s shares of Common Stock is less than 15% of the fair market value of such U.S. holder’s shares of Common Stock on the date of the Warrant Distribution, such Warrants received will be allocated a zero tax basis for U.S. federal income tax purposes, unless such U.S. holder elects to allocate tax basis in such U.S. Holder’s existing shares of Common Stock between the U.S. holder’s existing shares of Common Stock and the Warrants in proportion to their relative fair market values determined on the date of the Warrant Distribution. A U.S. holder that elects to allocate tax basis between such U.S. holder’s existing shares of Common Stock and Warrants must make this election on a statement included with such U.S. holder’s tax return for the taxable year in which the Warrant Distribution occurs. Such an election is irrevocable. If, however, the fair market value of the Warrants received in the Warrant Distribution with respect to a U.S. holder’s shares of Common Stock is 15% or more of the fair market value of such U.S. holder’s shares of Common Stock on the date of the Warrant Distribution, such U.S. holder’s tax basis in the existing shares of Common Stock must be allocated between the existing shares of Common Stock and the Warrants in proportion to their relative fair market values determined on the date of the Warrant Distribution.

A U.S. holder’s holding period for the Warrants received in the Warrant Distribution will include the U.S. holder’s holding period for the shares of Common Stock with respect to which the Warrants were received.

Possible Constructive Distributions

The number of shares of Common Stock that a U.S. holder is entitled to receive upon exercise of a Warrant and the Exercise Price of the Warrant are subject to certain anti-dilution adjustments. Certain of these adjustments (including adjustments as a result of a distribution to holders of shares of Common Stock) could cause a U.S. holder to be deemed to receive a “constructive distribution” that is includible in income for U.S. federal income tax purposes. U.S. holders should consult their tax advisors regarding the possibility of constructive distributions with respect to the Warrants.

Lapse of a Warrant

If the Warrants received in the Warrant Distribution expire while a U.S. holder owns the shares of Common Stock with respect to which the Warrants were distributed, such U.S. holder generally should not recognize any gain or loss upon that expiration. If a U.S. holder has tax basis in the Warrants and allows the Warrants to expire while continuing to hold the shares of Common Stock with respect to which the Warrants were distributed, the tax basis of such shares of Common Stock will be restored to the tax basis of such shares of Common Stock immediately before the receipt of the Warrants in the Warrant Distribution. If the Warrants expire after a U.S. holder has disposed of the shares of Common Stock with respect to which the Warrants were distributed, certain aspects of the tax treatment of the expiration are unclear, and such U.S. holder should consult its tax advisor regarding its ability to recognize a loss (if any) on the expiration of the Warrants.

Exercise of a Warrant

U.S. holders generally should not recognize any gain or loss with respect to a Warrant received in the Warrant Distribution with respect to shares of Common Stock upon the exercise of such Warrant. In general, shares of Common Stock acquired pursuant to the exercise of such Warrant will have a tax basis equal to the U.S. holder’s tax basis in the Warrant, if any, increased by the price paid to exercise the Warrant. The holding period for the shares of Common Stock received upon the exercise of the Warrant will generally begin on the date of exercise of the Warrant.

If, at the time of the exercise of a Warrant received in the Warrant Distribution, a U.S. holder no longer holds the shares of Common Stock with respect to which such Warrant was received, certain aspects of the tax treatment of the exercise of the Warrant are unclear, including (1) the allocation of tax basis between the shares of Common Stock previously sold and the Warrant, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares of Common Stock previously sold, and (3) the impact of such allocation on the tax basis of shares of Common Stock acquired through the exercise of the Warrant. U.S. holders who exercise Warrants received in the Warrant Distribution after disposing of the shares of Common Stock with respect to which the Warrants were received should consult their tax advisors as to these uncertainties.

Sale or Other Taxable Disposition of a Warrant

The gain or loss a U.S. holder realizes on the sale or other taxable disposition of a Warrant generally will be a capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held the Warrants for more than one year. The amount of a U.S. holder’s gain or loss will equal the difference between the U.S. Holder’s tax basis in the Warrants disposed of and the amount realized on the disposition. For non-corporate taxpayers, including individuals, long-term capital gains are generally eligible for reduced rates of taxation. In addition, certain limitations exist on the deductibility of capital losses.

Information Reporting and Backup Withholding

In general, information reporting may apply to dividends paid to a U.S. holder and to the proceeds of the sale or disposition of the Warrants or Common Stock unless the U.S. holder is an exempt recipient. Backup withholding (currently, at a rate of 24%) may apply to such payments if the U.S. holder fails to provide a taxpayer identification number, a certification of exempt status, or has been notified by the IRS that the U.S. holder is subject to backup withholding (and such notification has not been withdrawn). Backup withholding is not an additional tax. Any amounts withheld under backup withholding rules may be allowed as a refund or credit against a U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. All U.S. holders should consult their tax advisors regarding the application of information reporting and backup withholding to them.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names, ages and titles of our directors, executive officers and key personnel:

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of the date hereof.

Name	Age	Position
Joseph Onorati	42	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)
Fei (John) Han	38	Chief Financial Officer (CFO) (Principal Financial Officer/Principal Accounting Officer)
Parker White	31	Chief Operating Officer and Chief Investment Officer
Blake Janover	42	Chief Commercial Officer and Director
Daniel Kang	33	Chief Strategy Officer
William Caragol	58	Independent Director
Zachary Tai	37	Independent Director
Thomas Perfumo	33	Independent Director

Executive Officers

Joseph Onorati was appointed the Chief Executive Officer and Chairman of the Board of Directors of the Company on April 4, 2025. Mr. Onorati served as chief strategy officer at Kraken Digital Asset Exchange, working at Kraken from 2016 to 2024. Previously, he was at CaVirtEx, the first Bitcoin exchange in Canada, from 2013 to 2015 where he was appointed as interim CEO, until he sold the company to Coinsetter, which was later acquired by Kraken. With a master’s degree in economics, with a focus on monetary theory, and a background in public policy, think tanks and advisory roles for crypto companies, he’s been a DeFi yield farmer since 2020.

Fei (John) Han was appointed Chief Financial Officer of the Company on April 17, 2025. Mr. Han brings over 15 years of experience across traditional finance and crypto, with a track record of leadership at some of the crypto industry’s most recognized institutions. Most recently, he served as CFO at blockchain-company Provable, and prior to that, held multiple senior roles at Binance including Vice President of Finance and Head of Finance for Europe, the Middle East, Africa, LATAM, and Canada. Earlier in his career, he led Strategic Finance at Kraken, where he worked closely with Mr. White and Mr. Onorati and played a key role in scaling the business during a period of rapid growth. Mr. Han began his career in equity research at Goldman Sachs and later served as an investor at Nezu Asia Capital and Driehaus Capital.

Parker White was appointed the Chief Operating Officer and Chief Investment Officer of the Company on April 4, 2025. Mr. White served as an Engineering Director at Kraken Digital Asset Exchange from December 2018 to March 2025. He also ran a Solana validator with $75 million in delegated stake, which was recently sold to the Company in an Asset Purchase Agreement. Earlier in his career, Mr. White served as the Director of Research and Trading for TCG Advisors, a $2 billion institutional asset manager, from May 2014 to December 2018. After receiving his CFA, Mr. White entered the Crypto space in 2017, running an algo trading startup throughout 2018. Mr. White has been active in Solana since 2021, has been an angel investor in Crypto since 2020, and sits on the Advisor Board at TVP for the Bitcoin Venture Fund Series (BVF 1 & BVF 2).

Blake Janover was appointed the Chief Commercial Officer and Director of the Company on April 4, 2025. Mr. Janover is the Founder and former Chairman and CEO of the Company. He currently has more than 15 years of experience as an entrepreneur and a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management and marketing services. Before founding the Company in November 2018, from 2004 to 2019, Mr. Janover served as a consultant on various real estate projects, such as multifamily and commercial real estate finance projects, as well as a partner in a large apartment development in Miami. Having overseen underwriting, origination, and advisory on commercial, multifamily, and residential real estate loans, Mr. Janover is uniquely suited to operate Janover’s software, AI and proptech business lines.

Mr. Janover was an Official Member of the Forbes Real Estate Council, an On Deck Proptech and Scale Fellow, graduated the Harvard Business School’s Owner/President Management Program (OPM) 60 cohort in November 2023, he is an Entrepreneur in Residence at Florida Atlantic University, and is a NATSEC Fellow at the National War College Alumni Association. Mr. Janover also serves on the Board of Directors of Soulpower Acquisition Corp (NYSE: SOUL).

Daniel Kang was appointed Chief Strategy Officer of the Company in September 2025. From April 2025 to September 2025, he served as Head of Investor Relations. Prior to joining the Company, Mr. Kang was on the Corporate Strategy team at Kraken Digital Asset Exchange from April 2022 to March 2025, most recently as Head of Strategy. Earlier in his career, he served on Snap Inc.’s Strategy & Corporate Development team from August 2020 to January 2021 and held Senior Long/Short Equity Analyst roles at AO Asset Management from 2015 to 2022, both before and after his time at Snap.

Directors

Joseph Onorati — please see above.

Blake Janover — please see above.

William Caragol was appointed to the Board of the Company effective July 24, 2023. Mr. Caragol is the Chief Financial Officer of Mainz Biomed, N.V. (NASDAQ: MYNZ) since July of 2021. From 2018 to the present, Mr. Caragol has also been Managing Director of Quidem LLC, a corporate advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company and he served on the board of directors of Greenbox POS (NASDAQ: GBOX) from 2021 to April 2023. Since November 2021 Mr. Caragol has also served as the Chief Operating Officer of Iron Horse Acquisitions Corp. (NASDAQ: IROH). Mr. Caragol, since July 2021, is also on the Board of Directors of Worksport Ltd. (Nasdaq: WKSP), an emerging company in the electric vehicle and alternative energy sector. Mr. Caragol earned a B.S. in business administration and accounting from Washington and Lee University and is a member of the American Institute of Certified Public Accountants.

Zachary Tai was appointed to the Board of the Company effective April 4, 2025. Mr. Tai most recently held a role as VP of Operations & Strategy at Everclear, a blockchain infrastructure protocol, overseeing broader finance, legal, operations, and strategy functions. Prior to that, Mr. Tai spent over 4 years as a Director of Strategy and Business Operations at Kraken, spearheading various corporate strategy and scaling initiatives. Prior to Kraken, Mr. Tai held several roles in private equity, including 5 years at Cerberus Capital Management focused on frontier and emerging market investments, often residing across a wide array of developing markets.

Thomas Perfumo was appointed to the Board of the Company effective October 21, 2025. Mr. Perfumo is a Senior Principal of Business Operations for Kraken, a leading global cryptocurrency platform and digital asset exchange. During his 8-year tenure at Kraken, he has served multiple roles, including as Head of Strategy, where he was responsible for the development and execution of Kraken’s global corporate strategy. Prior to Kraken, Mr. Perfumo was an equity long/short analyst for 3 years at Moore Capital Management, where he focused on both public and private equity investment opportunities. There he developed an expertise in event-driven or special situations investment strategies. Mr. Perfumo has been a Chartered Financial Analyst (CFA) charterholder since 2018.

Committees

The Audit Committee is composed of Mr. Caragol, Mr. Perfumo and Mr. Tai. The Compensation Committee is composed of Mr. Caragol, Mr. Perfumo and Mr. Tai. The Nominating and Corporate Governance Committee is composed of Mr. Caragol, Mr. Perfumo and Mr. Tai.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our Board or an authorized committee thereof is responsible for approving equity grants.

On April 9, 2025, the Board approved an amendment to the Company’s 2023 Equity Incentive Plan to increase the number of shares reserved for issuance thereunder to 3,500,000 shares. Stockholders approved the amendment effective June 22, 2025.

Outstanding equity awards at the date hereof

	Option awards				Stock awards
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units that have not vested	Equity incentive plan awards: Number of shares or units of stock that have not vested (#)	Award expiration date
Joseph Onorati – CEO (PEO)	301,980	—	—	$3.91	04/09/35	—	$—	—	—
Fei (John) Han – CFO (PFO)	180,985	—	—	$3.91	04/09/35	—	$—	—	—
Parker White – COO, CIO	191,989	—	—	$3.91	04/09/35	—	$—	—	—
Blake Janover – CCO	—	—	—	$—	—	70,000	$273,700	70,000	1/1/2029
William Caragol	175,000			$2.67	2/10/35 & 7/24/35	21,875	$85,531	21,875	1/1/2029
Zachary Tai	—	—	—	$—	—	7,000	$27,370	7,000	1/1/2029
Thomas Perfumo						7,000	$101,150	7,000	1/1/2029

Option and RSUs Awards

In April 2025, the Company granted stock options and restricted stock units (“RSUs”) under the Company’s 2023 Equity Incentive Plan to the Directors, Executive Officers and certain key employees of the Company as a retention and incentive mechanism to attract and retain top talent in a competitive market, as described below.

Except for the RSUs held by Marco Santori, which will vest immediately, one-fourth (1/4th) of the RSUs and stock options held by each beneficiary will vest on the one year anniversary of the grant date, and thereafter, 1/36th of the RSUs and stock options held by each beneficiary will be scheduled to vest on each of the 36 consecutive monthly vesting dates that occur after the first vesting date, in each case subject to the beneficiary continuing to be an employee or service provider of the Company through the applicable vesting date.

Name	Title	Equity Award	Exercise Price
Joseph Onorati	Chief Executive Officer and Chairman	301,980 options	$3.91
Fei (John) Han	Chief Financial Officer	180,985 options	$3.91
Parker White	Chief Operating Officer and Chief Investment Officer	191,989 options	$3.91
Blake Janover	Chief Commercial Officer and Director	70,000 RSUs	$—
Marco Santori	Former Director	70,000 RSUs	$—
William Caragol	Director	21,875 RSUs	$—
Zachary Tai	Director	9,500 RSUs	$—
Bruce Rosenbloom	Employee	35,000 options	$3.91

In May 2025, the Company entered into an employment agreement with Bruce Rosenbloom. Pursuant to the employment agreement, the Company granted Mr. Rosenbloom a RSU award for 70,000 shares of Common Stock pursuant to the terms of a RSU grant notice and form award agreement. The RSUs will vest consistent with the terms described above.

In July 2025, the Company granted 2,500 RSUs under the Company’s 2023 Equity Incentive Plan to Zachary Tai in consideration of his continued Board service. The RSUs vested immediately upon grant.

In September 2025, the Company granted Daniel Kang, the Company’s Chief Strategy Officer, a Stock Option award for 57,500 shares of Common Stock at an exercise price of $16.93. The Stock Options will vest consistent with the terms described above.

In October 2025, the Company granted Thomas Perfumo a RSU award for 7,000 shares of Common Stock pursuant to the terms of a RSU grant notice and form award agreement. The RSU grant will vest quarterly, over a period of one year.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of October 23, 2025, for (i) each of our named executive officers and directors, (ii) all of our named executive officers and directors as a group, and (iii) each other stockholder known by us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our Common Stock held by each person or group of persons named above, any shares that such person or persons have the right to acquire within sixty (60) days of October 23, 2025, are deemed to be outstanding for such person, but not deemed to be outstanding to compute the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o DeFi Development Corp., 6401 Congress Avenue, Suite 250, Boca Raton, Florida 33487.

	Common Stock		Series A Preferred Stock		Voting
Name of Beneficial Owner	Shares	%(1)	Shares	%(2)	Power
Officers and Directors
Joseph Onorati, Chairman and Chief Executive Officer(3)	2,216,137	7.36%	4,500	45.00%	36.29%
Fei (John) Han, Chief Financial Officer(4)	—	*%	1,000	10.00%	7.68%
Parker White, Chief Operating Officer and Chief Investment Officer(5)	3,489,171	11.58%	4,500	45.00%	37.26%
Blake Janover, Chief Commercial Officer and Director(6)	8,281	*%	—	—	—
William Caragol, Director(7)	30,625	*%	—	—	—
Zachary Tai, Director(8)	2,500	*%	—	—	—
Thomas Perfumo, Director(9)	—	*%	—	—	—
All executive officers and directors (8 persons)	5,796,613	19.24%	10,000	100.00%	81.30%

5% or more Shareholders
Defi Dev LLC(10)	2,884,287	9.57%	5,500	55.00%	44.48%
3277447 Nova Scotia Ltd. (11)	2,216,137	7.36%	4,500	45.00%	36.29%
Maven11 Blockchain Venture Fund 2 LP(12)	1,752,069	5.82%	—	—	5.82%

*	Less than 1%

(1)	Based on 30,123,949 shares of Common Stock outstanding as of October 23, 2025.

(2)	Based on 10,000 shares of Series A Preferred Stock outstanding as of October 23, 2025. Each share of Series A Preferred Stock is entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law.

(3)	Consists of 2,216,137 shares of Common Stock held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director and does not include 301,980 shares of Common Stock issuable pursuant to a qualified stock option granted to Mr. Onorati under the Company’s 2023 Equity Incentive Plan (“2023 Plan”) on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by 3277447 Nova Scotia Ltd, of which Mr. Onorati is the president and director.

(4)	Does not include 180,985 shares issuable pursuant to a qualified stock option granted to Mr. Han under the 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC of which Mr. Han is a member. Mr. Han may be deemed to share beneficial ownership of the shares of Common Stock held of record by the DeFi Dev LLC. However, Mr. Han disclaims any beneficial ownership of the reported shares, other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(5)	Consists of 3,489,171 shares of Common Stock, of which 604,884 shares are held by SolSync Solutions Partnership of which Mr. White is the sole partner and 2,884,287 shares are held by DeFi Dev LLC of which Mr. White serves as manager and does not include 191,989 shares of Common Stock issuable upon pursuant to a qualified stock option granted to Mr. White under the Company’s 2023 Plan on April 9, 2025, for $3.91 per share. The stock option grant will vest over a period of four years. The shares of Series A Preferred Stock are held by DeFi Dev LLC, of which Mr. White is the manager.

(6)	Consists of 8,281 shares of Common Stock and does not include 70,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Janover under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(7)	Consists of 30,625 shares of Common Stock, which does not include (i) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on July 24, 2023, for $4.57 per share, (ii) 87,500 shares of Common Stock issuable upon pursuant to a non-qualified stock option granted to Mr. Caragol under the Company’s 2023 Plan on February 10, 2025, for $0.76 per share and (iii) 21,875 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Caragol under the Company’s 2023 Plan on April 9, 2025. The stock option and RSU grants will vest over a period of four years.

(8)	Does not include 7,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Tai under the Company’s 2023 Plan on April 9, 2025. The RSU grant will vest over a period of four years.

(9)	Does not include 7,000 shares of Common Stock issuable upon the vesting of RSUs granted to Mr. Perfumo under the 2023 Plan on October 21, 2025. The RSU grant will vest quarterly, over a period of one year.

(10)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. DeFi Dev LLC listed its address as 1530 P B Ln W5205, Wichita Falls, TX 76302. DeFi Dev is a manager-managed limited liability company, with Parker White serving as manager.

(11)	As of April 4, 2025, based on information provided in a Schedule 13D filed April 8, 2025. 3277447 Nova Scotia Ltd. listed its address as Box 287, Port Williams, Nova Scotia, B0P1T0, Canada. Joseph Onorati is the president and director of 3277447 Nova Scotia Ltd.

(12)	Pursuant to a management agreement, Maven 11 Global (“M11 Global”), as investment manager, is appointed by Maven 11 GP BVF 2 (“M11 GP 2”), the general partner of Maven 11 Blockchain Venture Fund 2 LP (“M11 BVF 2”). M11 Global has discretionary authority to vote and dispose of the shares held by M11 BVF 2. Joost van der Plas and Balder Bomans own a controlling interest in M11 Global, may be deemed to have shared power to vote or direct the vote of and/or shared power to dispose or to direct the disposition over, the securities held by M11 BVF 2. This disclosure is not and shall not be constructed as an admission that Mr. van der Plas, Mr. Bomans or any of the Maven 11-related entities are the beneficial owner of any securities of the Company other than securities actually owned by such person (if any). The address of record is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended (“Certificate of Incorporation”) and amended and restated bylaws (“Bylaws”), which are filed as exhibits to our most recent Annual Report on Form 10-K and are incorporated by reference herein. We encourage you to read our Certificate of Incorporation and Bylaws for additional information.

As of the date of this prospectus, our total authorized capital stock was 100,000,000 shares of Common Stock, $0.00001 par value per share, and 10,000,000 shares of preferred stock, $0.00001 par value per share, of which 10,000 have been designated Series A Preferred Stock.

As of October 23, 2025, there were (a) 30,123,949 shares of our Common Stock are issued and outstanding held by approximately 2,534 holders of record; and (b) 10,000 shares of our Series A Preferred Stock are issued and outstanding, held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer and Mr. Fei (John) Han, our Chief Financial Officer.

Common Stock

Holders of shares of our Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends if any, as may be declared from time to time by our Board out of funds legally available for dividend payments. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be, upon receipt of the payment therefor as described in this prospectus, fully paid and nonassessable. The holders of Common Stock have no preferences or rights of cumulative voting, conversion, pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our Common Stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of shares of Common Stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of “blank check” preferred stock. Our Board has the authority, without further stockholder authorization, to issue from time-to-time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of Common Stock, and could adversely affect the rights and powers, including voting rights, of our Common Stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

Pursuant to the Series A Certificate of Designation filed with the Secretary of State of Delaware on January 3, 2022, we are authorized to issue up to 100,000 shares of Series A Preferred Stock with a stated value of $0.00001 per share.

Each share of Series A Preferred Stock is entitled to 10,000 votes. The holders of shares of Preferred Stock are entitled to vote on all matters on which our Common Stock shall be entitled to vote unless prohibited by law or as set forth in the Certificate of Designation.

The holders of the Series A Preferred Stock are not entitled to dividends. Upon the event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series A Preferred Stock would be entitled to receive the initial stated value of our preferred stock.

If any shares of Series A Preferred Stock shall be converted, redeemed or reacquired by the Company, such shares shall resume the status of authorized but unissued shares of preferred stock.

As of the date of this prospectus, there were 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Mr. Joseph Onorati, our Chief Executive Officer and Chairman, Mr. Parker White, our Chief Operating Officer and Chief Investment Officer and Mr. Fei (John) Han, our Chief Financial Officer.

Delaware Anti-Takeover Statutes

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Choice of Forum

Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder, including a beneficial owner, to bring (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by any officer, director, or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or our bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although our Certificate of Incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees, or stockholders, which may discourage lawsuits with respect to such claims, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Authorized but Unissued Shares

The authorized but unissued shares of our Common Stock or preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock could make it more difficult or discourage an attempt to obtain control of us through a proxy contest, tender offer, merger or otherwise.

Election of Directors by Plurality of Shares, Vacancies

Our Bylaws provide for the election of directors by a plurality of votes cast by the shares present in person or by proxy at a meeting of the stockholders and entitled to vote thereon, subject to a quorum being present at such meeting. There is no cumulative voting; therefore, directors may be elected with a vote of holders of less than a majority of the outstanding Common Stock.

Our Bylaws also provide that vacancies occurring on our Board may be filled by the affirmative votes of a majority of the remaining members of our Board or by the sole remaining director, and not by our stockholders. Such provisions in our corporate organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us. The inability to make changes to our Board could prevent or discourage an attempt to take control of the Company through a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders, Advance Notice Requirements for Stockholder Proposals and Director Nominations, Stockholder Action

Our Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Board. Stockholders at a special meeting may only consider matters set forth in the notice of the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Amendments

Our Bylaws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in any election of Directors.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Colonial Stock Transfer Company, Inc. The address for Colonial Stock Transfer Company, Inc. is 7840 S 700 E, Sandy, Utah 84070, and the telephone number is (801) 355-5740.

PLAN OF DISTRIBUTION

Promptly following the effective date of the registration statement of which this prospectus is a part, we will distribute shares of our common stock to any holder upon the valid exercise of the Warrants in accordance with the terms of the Warrant Agreement. If a holder wishes to exercise the Warrants and purchase shares of our common stock, such holder should deliver a completed form of election to purchase shares of Common Stock, which contains certain representations by the holder of the Warrants, and payment of the Exercise Price in cash. See “Description of Warrants” and the Warrant Agreement, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for more information concerning the exercise of the Warrants.

LEGAL MATTERS

The validity of the issuance of the securities offered hereby will be passed upon for us by Perkins Coie LLP, Seattle, Washington.

EXPERTS

Our former independent registered public accounting firm, dbbmckennon (“dbb”), audited our consolidated financial statements for the years ended December 31, 2024 and 2023. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on the reports of dbb, given their authority as experts in accounting and auditing.

CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On April 21, 2025, the audit committee of our board of directors (the “Audit Committee”) accepted the resignation of dbb as our independent registered public accounting firm, effective immediately. dbb’s resignation was due to the specific subject matter expertise required to audit the Company’s new business strategy and crypto treasury (Solana) related assets.

dbb’s reports on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2024 and December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2024 and 2023, there were: (i) no disagreements within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions between the Company and dbb on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to dbb’s satisfaction, would have caused dbb to make reference thereto in its reports; and (ii) no reportable events within the meaning of Item 304(a)(1)(v) of Regulation S-K.

On April 21, 2025, Wolf & Company, P.C. (“Wolf & Company”) was approved as the independent registered public accounting firm for the fiscal year ending December 31, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023, neither the Company nor anyone on its behalf has consulted with Wolf & Company regarding: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Wolf & Company concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K and the related instructions; or (iii) any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This prospectus is part of the registration statement on Form S-1 that we filed with the SEC under the Securities Act and does not contain all of the information set forth in the registration statement. Whenever a reference is made in this prospectus to any of our contracts, agreements or other documents, the reference may not be complete, and you should refer to the exhibits that are part of the registration statement or the exhibits to the reports or other document incorporated into this prospectus for a copy of such contract agreement or other document. Because we are subject to the information and reporting requirements under the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC are available to the public over the SEC’s website at www.sec.gov. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, including any amendments to those reports, and other information that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge on our website. at https://defidevcorp.com. Information contained on or accessible through our website is not a part of this prospectus and is not incorporated by reference herein, and the inclusion of our website address in this prospectus is an inactive textual reference only.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with it into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. The information incorporated by reference into this prospectus is deemed to be part of this prospectus, and any information filed with the SEC after the date of this prospectus will automatically be deemed to update and supersede information contained in this prospectus and any accompanying prospectus supplement.

The following documents previously filed with the SEC are incorporated by reference in this prospectus:

●	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025 and Amendment No.1 to the Annual Report on Form 10-K/A, filed with the SEC on May 16, 2025;

●	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed with the SEC on May 14, 2025 and for the quarter ended June 30, 2025, filed with the SEC on August 14, 2025;

●	Our Current Reports on Form 8-K filed with the SEC on April 7, 2025, April 10, 2025, April 15, 2025, April 23, 2025, April 24, 2025, May 5, 2025, May 5, 2025, May 9, 2025, May 20, 2025, May 21, 2025, June 3, 2025, June 5, 2025, June 12, 2025, July 7, 2025, July 8, 2025, July 14, 2025, July 17, 2025, July 21, 2025, July 29, 2025, July 31, 2025, August 4, 2025, August 12, 2025, August 26, 2025, August 28, 2025, September 18, 2025, October 8, 2025, October 16, 2025, and October 22, 2025 and the amendment to our Current Report on Form 8-K/A filed with the SEC on July 22, 2025, in each case, to the extent the information in such report is filed and not furnished; and

●	The description of our Common Stock, which is contained in a registration statement on Form 8-A filed with the SEC on July 19, 2023, under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

All filings filed by us pursuant to the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.

We also incorporate by reference all additional documents that we file with the SEC under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act that are made after the date of the initial registration statement but prior to effectiveness of the registration statement and after the date of this prospectus but prior to the termination of the offering of the securities covered by this prospectus. We are not, however, incorporating, in each case, any documents or information that we are deemed to furnish and not file in accordance with SEC rules.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, and we will provide you with, a copy of these filings, at no cost, by calling us at (561) 559-4111 or by writing to us at the following address:

DeFi Development Corp.
6401 Congress Avenue, Suite 250
Boca Raton, FL 33487
Attn: Fei (John) Han, Chief Financial Officer

DeFi Development Corp.

Up to 3,898,856 Shares of Common Stock

PROSPECTUS

, 2025

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the Securities and Exchange Commission (“SEC”) registration fee are estimated:

SEC registration fee	$7,490
FINRA filing fee	$—
Legal fees and expenses	$75,000
Printing fees and expenses	$3,000
Accounting fees and expenses	$15,000
Transfer agent fees and expenses	$1,500
Miscellaneous fees and expenses	$—
Total	$101,990

Item 14. Indemnification of Directors and Officers.

Section 102 of the General Company Law of the State of Delaware (“DGCL”) permits a Company to eliminate the personal liability of directors of a Company to the Company or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our Amended and Restated Certificate of Incorporation provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the DGCL provides that a Company has the power to indemnify a director, officer, employee, or agent of the Company, or a person serving at the request of the Company for another Company, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the Company, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

If a claim is not paid in full by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where any undertaking required by the Bylaws has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Company. Neither the failure of the Company (including its board of directors (“Board”), legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board, legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Indemnification shall include payment by the Company of expenses in defending an action or proceeding in advance of the final disposition of such action or proceeding upon receipt of an undertaking by the person indemnified to repay such payment if it is ultimately determined that such person is not entitled to indemnification.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise. In addition, our Amended and Restated Charter and Amended and Restated Bylaws provide that we shall advance expenses incurred by a director or officer in defending or otherwise participating in a proceeding to the fullest extent permitted by applicable law.

Any underwriting agreement will provide for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act of 1933, as amended, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Change of Control Transaction

On April 4, 2025, Blake Janover, then Chief Executive Officer and Chairman of Janover Inc. (the “Company,” “we” or “us”), entered into a Stock Purchase Agreement (the “Purchase Agreement”) with DeFi Dev LLC, a Delaware limited liability company (“DeFi Dev”), and 3277447 Nova Scotia Ltd, a corporation formed under the laws of Nova Scotia, Canada (“NS Corp”) to sell (i) 5,100,424 shares of Common Stock, with each share of Common Stock entitled to one vote per share and representing approximately 51.0% of the Company’s 11,059,622 issued and outstanding shares of Common Stock and (ii) 10,000 shares of Series A Preferred Stock of the Company, with each share of Series A Preferred Stock entitled to 10,000 votes per share on all matters entitled to be voted upon by the Common Stock unless otherwise prohibited by law. DeFi Dev and NS Corp were previously unaffiliated parties to the Company. DeFi Dev purchased 2,884,287 shares of Common Stock and 5,500 shares of Series A Preferred Stock for $2,253,235 utilizing funds contributed by its managing member and other members. A portion of the funds for the purchase of shares by DeFi Dev came from a loan from Joseph Onorati. NS Corp purchased 2,216,137 shares of Common Stock and 4,500 shares of Series A Preferred Stock for $1,746,765 utilizing funds contributed by its controlling stockholder. The aggregate purchase price was $4,000,000. The transactions under the Purchase Agreement constituted a change in control of the Company.

On April 4, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with the investors identified on the signature pages thereto (the “Investors”), pursuant to which the Company issued to the Investors $41,950,000 million in aggregate principal amount of convertible notes, which are convertible into the Company’s Common Stock, par value $0.00001 per share (“Common Stock”), together with warrants issued for each $1,000 in principal amount of convertible notes purchased to purchase (1) approximately 58.34 shares of Common Stock at an exercise price of $17.14 per share and (2) approximately 46.66 shares of Common Stock at an exercise price of $21.43 per share.

April PIPE Transaction

Convertible Note

The Notes accrue interest at a rate of 2.5% per year, paid in cash quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, and mature on April 6, 2030. The Notes are convertible at any time prior to the Maturity Date (as defined therein), conditioned on the requirement that the Company’s market capitalization equaled or exceeded $100 million on the day prior to the conversion date (“Market Capitalization Condition”). The conversion price has been set at $9.74, the last reported sale price of the Common Stock on The Nasdaq Stock Market on the date that the Company’s market capitalization first exceeded $100 million. The conversion price will not be adjusted, except for customary anti-dilution and dividend protection. Conversion of the Notes, together with any accrued and unpaid interest, if any, at the time of conversion will be settled in shares of Common Stock.

The holders of the Notes have the right to require the Company to repurchase the Notes at a price equal to 100% of par plus accrued and unpaid interest, if any, on April 6, 2028. In addition, the Company may redeem the notes on or after April 6, 2028 if the last reported sale price of the Common Stock has been at least 130% of the conversion price for at least 20 trading days during a period of 30 consecutive trading days at a price equal to 100% of par plus accrued and unpaid interest, if any.

The Notes provide that the holder may not convert any portion of such holder’s Notes to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after conversion, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the conversion.

The Notes contain certain other customary covenants and customary events of default provisions.

Warrants

The Warrants are exercisable immediately upon issuance and have a term of exercise equal to five years from the date of issuance. The Exercise Prices (as defined in the Warrants) are subject to adjustments upon the issuance of stock dividends, and subdivision or combinations of shares of Common Stock by the Company.

Warrants for certain investors provide that the holder may not exercise any portion of such holder’s Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Registration Rights

Pursuant to the Securities Purchase Agreements, the Company agreed to enter into a customary registration rights agreement with the Investors within 30 business days of the date of the Securities Purchase Agreement.

May PIPE Transaction

On May 1, 2025, the Company entered into a securities purchase agreement (the “May Securities Purchase Agreement”) with the investors identified on the signature pages thereto and a related registration rights agreement (“RRA”) in connection with the issuance and sale in a private placement of the following securities to the investors for gross proceeds of approximately $24.0 million: (i) 2,210,866 shares (the “May Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “May Pre-Funded Warrants”) to purchase up to 1,453,753 shares of Common Stock (the “May Pre-Funded Warrant Shares”) at an exercise price of approximately $0.0014 per share. The purchase price for one share of Common Stock was approximately $6.57 and the purchase price for one May Pre-Funded Warrant was $6.57 per share.

The May Pre-Funded Warrants are exercisable and will not expire until exercised in full. The exercise price and number of May Pre-Funded Warrant Shares issuable upon exercise of the May Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The May Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” The May Pre-Funded Warrants for certain investors provide that the holder may not exercise any portion of such holder’s May Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 9.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

Pursuant to the terms of the May Securities Purchase Agreement, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the May Securities Purchase Agreement, and expiring the earlier of (a) 60 days after the closing date of the offering and (b) 30 days following the effective date of a shelf registration statement of the Company registering the resale of the May Shares and the May Pre-Funded Warrant Shares, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, at a price per share of greater than $11.43 per share, or under at-the-market offering agreements.

Under the RRA, the Company agreed to file a registration statement for the resale of the May Shares and the May Pre-Funded Warrant Shares within 30 days of the closing under the May Securities Purchase Agreement, and to use commercially reasonable efforts to have the registration statement declared effective within as soon as practicable after filing.

Asset Purchase Agreement

On May 1, 2025, the Company simultaneously (i) entered into an Asset Purchase Agreement (the “Purchase Agreement”) with Solsync Solutions Partnership, an Alaska general partnership (“Seller”), and Parker White, the sole partner of the Seller pursuant to which the Company agreed to acquire from the Seller (the “Acquisition”) a “validator” on the Solana blockchain ecosystem and two nodes under the names “BullMoose Systems” and “Strawberry Siren” (the “Purchased Assets”, and also referred to as “Business”) and (ii) closed the Acquisition (the “Closing”). Following the Closing, the Purchased Assets and the Business are now held by the Company.

The consideration paid by the Company to the Seller for the Purchased Assets was an aggregate purchase price (the “Purchase Price”) comprised of: (a) Five Hundred Thousand Dollars ($500,000) paid in cash at Closing, and (b) Three Million Dollars ($3,000,000) worth of the Company’s newly issued shares amounting to 604,884 restricted Common Stock (the “Share Consideration”), which was based upon the daily volume-weighted average price of our Common Stock on the Nasdaq Capital Market for the period from April 7, 2025 through the date of closing, or $4.96. The Share Consideration was issued to the Seller at Closing and consists of restricted securities that do not carry any registration rights requiring the filing of any registration statement.

Under the terms of the Purchase Agreement, as of the Closing, the Company and Seller also entered into an assignment and assumption agreement to effect the transfer of the Purchased Assets, as well as an IP assignment agreement in connection with Buyer and Seller providing interim services to each other after the Closing.

ELOC Agreement

On June 11, 2025, the Company entered into the ELOC Agreement with RK Capital and its affiliates pursuant to which RK Capital and its affiliates have agreed to purchase from us up to an aggregate of $1 billion of our Common Stock from time to time over the term of the ELOC Agreement (subject to certain limitations), which amount may be increased to up to an aggregate of $5 billion of Common Stock upon mutual agreement by the parties and subject to the satisfaction of certain conditions. Pursuant to the ELOC Agreement, we agreed to pay a commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value of $12,500,000 or 1.25% of the Initial Commitment, which will be paid in twelve equal monthly installments commencing on the effective date of the Registration Statement. If the Initial Commitment is increased, the Company will pay an additional commitment fee to RK Capital and its affiliates in the form of Common Stock with an aggregate market value equal to 1.25% of such increased commitment amount.

As of September 30, 2025, the Company issued 2.9 million shares of Common Stock for approximately $58.2 million under our ELOC agreement and issued 192.2 thousand shares representing three months of commitment fee payments.

Convertible Notes Offering

On July 7, 2025, the Company completed a private offering of 5.50% Convertible Senior Notes due 2030 (the “notes”). The notes were sold under a purchase agreement, dated as of July 1, 2025, entered into by and among the Company and Cantor Fitzgerald & Co., as representative of the several initial purchasers named therein, for resale to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act. The aggregate principal amount of notes sold in the offerings was $112.5 million.

The notes were issued at a price equal to 100% of their principal amount. The net proceeds to the Company from the sale of the notes were approximately $108.1 million after deducting the initial purchasers’ discounts and commissions and estimated offering expenses payable by the Company.

The Company used approximately $75.6 million of the net proceeds from the offering to repurchase shares of the Company’s Common Stock through a prepaid forward stock purchase transaction and intends to use the remainder for general corporate purposes, including the acquisition of Solana.

On July 9, 2025, we completed a private offering of an additional $10.0 million of aggregate principal amount of the notes pursuant to the option granted to the initial purchasers under that certain purchase agreement.

August PIPE

On August 24, 2025, the Company entered into subscription agreements (each, a “Subscription Agreement” and collectively the “Subscription Agreements”) with certain institutional and accredited investors pursuant to which the Company, subject to the restrictions and satisfaction of the conditions in the Subscription Agreements, has agreed to sell in a private placement (the “August Offering”) to the investors an aggregate of (i) 4,171,907 shares (the “Shares”) of the Company’s Common Stock and (ii) pre-funded warrants (the “Pre-Funded Warrants”) to acquire up to 5,781,636 shares of Common Stock (the “Pre-Funded Warrant Shares”) at an exercise price of $0.0001 per share. The purchase price for one share of Common Stock was $12.50 and the purchase price for one Pre-Funded Warrant was $12.4999 per share. The August Offering closed on Thursday, August 28, 2025. Of the approximately $124.4 million total purchase price for the Shares and the Pre-Funded Warrants, approximately $92.5 million is expected to be paid in cash and approximately $31.9 million is expected to be received in the form of locked Solana (SOL) or interests in an entity holding locked SOL.

Pursuant to the terms of the Subscription Agreements, the Company is prohibited from issuing, entering into any agreement to issue or announcing the issuance or proposed issuance of any shares of Common Stock or securities convertible or exercisable into Common Stock for a period commencing on the date of the effectiveness of the resale registration statement, and expiring 15 days after the effectiveness of the resale registration statement, subject to certain exceptions for issuances in connection with previously issued securities, stock split or similar transactions, in connection with the Company’s equity plans, or in a private placement or under the Company’s equity line of credit if certain conditions are met.

The Pre-Funded Warrants are exercisable twenty-one days after the Company files a Definitive Information Statement on Schedule 14C with the Securities and Exchange Commission with respect to stockholder approval of such exercise, which the Company filed on September 5, 2025 and became effective on September 26, 2025, and will not expire until exercised in full. The exercise price and number of Pre-Funded Warrant Shares issuable upon exercise of the Pre-Funded Warrant are subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our Common Stock and the exercise price. The Pre-Funded Warrant may be exercised, in whole or in part, at any time by means of a “cashless exercise.” Pre-Funded Warrants for certain Investors provide that the holder may not exercise any portion of such holder’s Pre-Funded Warrants to the extent that the holder, together with its affiliates, would beneficially own more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding shares of Common Stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to the Company, the holder may increase the beneficial ownership limitation to up to 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise.

As of October 23, 2025, the Company issued 3.4 million shares of Common Stock upon the exercise of Pre-Funded Warrants related to the August 2025 PIPE.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of DeFi Development Corp. (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.2	Certificate of Amendment to Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.3	Series A Preferred Stock Certificate of Designation (incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on April 23, 2025).
3.5	Certificate of Amendment, effective June 8, 2023, to Amended and Restated Certificate of Incorporation for 1-for-6.82 Reverse Stock Split (incorporated by reference to Exhibit 3.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
3.6	Certificate of Amendment, effective May 20, 2025 to the Amended and Restated Certificate of Incorporation of DeFi Development Corp. for the 7-to-1 Forward Stock Split ((incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on May 21, 2025).
4.1	Representatives’ Warrants issued to Spartan Capital Securities, LLC, dated July 27, 2023 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.2	Representatives’ Warrants issued to R.F. Lafferty & Co., Inc., dated July 27, 2023 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on July 28, 2023).
4.3	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
4.4	Form of Convertible Note issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.5	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.6	Form of Common Stock Purchase Warrant issued to Investors on April 6, 2025 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
4.7	Form of Pre-Funded Warrant issued to Investors (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
4.8	Indenture, dated as of July 7, 2025, by and between DeFi Development Corp. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.9	Form of note representing the 5.50% Convertible Senior Note due 2030 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
4.10	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
4.11*	Warrant Agreement (including Form of Warrant), dated October 27, 2025, between the Company and Colonial Stock Transfer Company, Inc., as warrant agent.
5.1*	Opinion of Perkins Coie LLP.
10.1	DeFi Development Corp (formerly Janover Inc.) 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.2	DeFi Development Corp Restricted Stock Unit Agreement. (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2025).
10.3	Form of Indemnification Agreement between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.4	Director Agreement, dated October 11, 2022, between Janover Inc. and William Caragol (incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).

10.5	Director Agreement, dated October 11, 2022, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.6	Director Agreement, dated October 11, 2022, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.7	Director Agreement, dated October 11, 2022, between Janover Inc. and Ned L. Siegel (incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.8	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Marcelo Lemos (incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.9	Advisory Board Agreement, dated November 10, 2021, between Janover Inc. and Samuel Haskell (incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.10	Executive Employment Agreement, dated October 10, 2022, between Janover Inc. and Blake Janover (incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-267907), filed with the SEC on July 14, 2023).
10.11	Executive Employment Agreement, dated May 30, 2025, between DeFi Development Corp. and Bruce S. Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).
10.12	Asset Purchase Agreement, dated as of November 17, 2023, by and among the Company, Groundbreaker Tech Inc., Groundbreaker Technologies Inc., and Jake Marmulstein (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.13	Intellectual Property Assignment Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.14	Assignment and Assumption Agreement, dated as of November 17, 2023, by and between Groundbreaker Technologies Inc., and Groundbreaker Tech Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on November 21, 2023).
10.15	Form of Securities Purchase Agreement, dated April 4, 2025, by and between the Company and the Investors. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 7, 2025).
10.16	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Joseph Onorati (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.17	Executive Employment Agreement, effective as of April 15, 2025, by and between the Company and Parker White (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 15, 2025).
10.18	Asset Purchase Agreement, dated as of May 1, 2025, by and among the Company, Solsync Solutions Partnership, and Parker White. (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.19	Intellectual Property Assignment Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.20	Assignment and Assumption Agreement, dated as of May 1, 2025, by and among the Company, and Solsync Solutions Partnership. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 5, 2025).
10.21	Securities Purchase Agreement, dated May 1, 2025, by and among the Company and the Investors(incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.22	Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on May 2, 2025).
10.23	Employment Agreement, effective as of May 30, 2025, by and between the Company and Bruce Rosenbloom (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 5, 2025).

10.24	Share Purchase Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.25	Registration Rights Agreement, dated as of June 11, 2025, by and among DeFi Development Corp., RK Capital Management LLC, North Commerce Parkway Capital LP and TQ Master Fund LP (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K, filed with the SEC on June 12, 2025).
10.26	Form of Prepaid Forward Stock Purchase Confirmation (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 7, 2025).
10.27	Master Loan Agreement, dated July 25, 2025, between DeFi Development Corp. and BitGo Hong Kong Limited (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 31, 2025).
10.28	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
10.29	Placement Agency Agreement, dated as of August 24, 2025, between the Company and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 26, 2025).
16.1	Letter from dbbmckennon addressed to the Securities and Exchange Commission dated April 24, 2025 (incorporated by reference to Exhibit 16.1 to the Registrant’s Current Report on Form 8-K, filed with the SEC on April 24, 2025).
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to the Registrant’s Annual Report on Form 10-K, filed with the SEC on March 28, 2024).
23.1*	Consent of dbbmckennon.
23.2*	Consent of Perkins Coie LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page to the initial Registration Statement).
107*	Filing Fee Table.

*	Filed herewith.

Item 17. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b)	The undersigned registrant hereby further undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, and will be governed by the final adjudication of such issue.

(5)	The undersigned registrant hereby undertakes that:

(i)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, Florida, on October 28, 2025.

DEFI DEVELOPMENT CORP.

By:	/s/ Joseph Onorati
Joseph Onorati
Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph Onorati and John (Fei) Han, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ Joseph Onorati	Chairman of the Board,	October 28, 2025
Joseph Onorati	Chief Executive Officer, and President
(Principal Executive Officer)

/s/ Fei (John) Han	Chief Financial Officer	October 28, 2025
Fei (John) Han	(Principal Financial Officer and Principal Accounting Officer)

/s/ Blake Janover	Director and Chief Commercial Officer	October 28, 2025
Blake Janover

/s/ Zachary Tai	Director (Independent)	October 28, 2025
Zachary Tai

/s/ William Caragol	Director (Independent)	October 28, 2025
William Caragol

/s/ Thomas Perfumo	Director (Independent)	October 28, 2025
Thomas Perfumo